BMO Financial Group Reports Third Quarter 2018 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Third Quarter 2018 Compared With Third Quarter 2017:

•	Net income of $1,536 million, up 11%; adjusted net income[1] of $1,565 million, up 14%

•	EPS[2] of $2.31, up 13%; adjusted EPS[1,2] of $2.36, up 16%

•	ROE of 14.7%, up from 13.4%; adjusted ROE[1] of 15.0%, up from 13.3%

•

Provision for credit losses[3] (PCL) of $186 million compared with $202 million on an adjusted basis in the prior year and $126 million on a reported basis; prior year reported provision for credit losses includes a decrease in the collective allowance of $76 million pre-tax

•	Common Equity Tier 1 Ratio of 11.4%

Year-to-Date 2018 Compared With Year-to-Date 2017:

•

Net income of $3,755 million, down 9%, reflecting the revaluation of our U.S. net deferred tax asset[4] and a restructuring charge in the current year[5] and a net gain[6] in the prior year; adjusted net income[1] of $4,450 million, up 6%

•	EPS[2,4,5] of $5.59, down 8%; adjusted EPS[1,2] of $6.67, up 7%

•	ROE of 12.3%, compared with 13.7%; adjusted ROE[1] of 14.6%, up from 13.9%

•	Provision for credit losses of $487 million[3] compared with $620 million on an adjusted basis and $544 million on a reported basis

Toronto, August 28, 2018 – For the third quarter ended July 31, 2018, BMO Financial Group recorded net income of $1,536 million or $2.31 per share on a reported basis, and net income of $1,565 million or $2.36 per share on an adjusted basis.

“BMO delivered strong results and ongoing earnings momentum this quarter. Adjusted net income was up 14% and adjusted earnings per share grew 16% with a particularly good contribution from our U.S. segment and from our competitively advantaged commercial businesses on both sides of the border. Total Bank adjusted operating leverage was 2.9% and was positive in each of our operating groups,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“The bank is strong and growing. Our performance is a direct result of efforts to simplify how we work across our organization and with our customers and deliver the exceptional products and experiences that our customers have come to expect. Together we are making the bank more efficient and more competitive, positioning ourselves to deliver long-term growth and shareholder value,” concluded Mr. White.

Return on equity (ROE) was 14.7%, up from 13.4% in the prior year and adjusted ROE was 15.0%, up from 13.3%. Return on tangible common equity (ROTCE) was 17.9% compared with 16.5% in the prior year and adjusted ROTCE was 18.0% compared with 16.0%.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

(3)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 27 for further details. In prior periods, changes to the collective allowance were an adjusting item. Refer to the Non-GAAP Measures section on page 5.

(4)

Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act, which had a year-to-date negative impact of approximately 10% on reported net income growth, and $0.66 to EPS. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual Report. For further information see the Other Regulatory Developments section on page 28.

(5)

Reported net income in the second quarter of 2018 included a $192 million restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward.

(6)

Net income in the prior year included a net gain of $133 million, attributed to a $168 million gain on the sale of Moneris US and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio, and a decrease in the collective allowance of $54 million.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a fourth quarter 2018 dividend of $0.96 per common share, unchanged from the preceding quarter and up $0.06 per share or 7% from the prior year. The quarterly dividend of $0.96 per common share is equivalent to an annual dividend of $3.84 per common share.

Our complete Third Quarter 2018 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2018, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

Canadian P&C

Reported net income of $642 million increased $29 million or 5% and adjusted net income of $642 million increased $28 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth, partially offset by higher expenses and higher provision for credit losses.

During the quarter, we were named Best Commercial Bank – Canada by World Finance for the fourth consecutive year. The award recognized our personalized and partnership-based relationships with clients, as well as our continued specialized focus on three major sectors: technology, agriculture and healthcare.

U.S. P&C

Reported net income of $364 million increased $96 million or 36% and adjusted net income of $376 million increased $97 million or 34% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$279 million increased US$73 million or 35% and adjusted net income of US$288 million increased US$73 million or 34% from the prior year, due to good revenue growth, the tax reform benefit and lower provisions for credit losses, partially offset by higher expenses.

During the quarter, we improved our customer ranking to second among 40 of the largest U.S. banks in the 2018 Survey of Bank Reputations published by American Banker, which assesses perceptions of a banking institution’s governance, products and services, and innovation.

BMO Wealth Management

Reported net income of $291 million increased $22 million or 8% and adjusted net income of $301 million increased $17 million or 6% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $202 million increased $10 million or 6% and adjusted net income of $212 million increased $5 million or 3% from the prior year, due to growth across our diversified businesses and improved equity markets, partially offset by a legal provision and technology investments. Insurance net income of $89 million increased $12 million or 15% due to business growth and a benefit from more favourable market movements in the current quarter.

BMO Private Bank was named Best Private Bank, Canada by World Finance for the eighth consecutive year, recognizing our private banking expertise and industry leading best practices.

BMO Capital Markets

Reported net income of $301 million increased $20 million or 7% and adjusted net income of $303 million increased $21 million or 7% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Results reflect stronger revenues across both Trading Products and Investment and Corporate Banking.

BMO Capital Markets was recognized as a 2018 Greenwich Quality Leader in Canadian equity sales trading and execution service. We were also named as best institutional forex provider in North America and China by Global Banking and Finance Review for the eighth consecutive year. On August 15, 2018, BMO Capital Markets launched a pilot fixed income issuance transaction with a franchise client using blockchain technology to mirror the transaction, a first of its kind in the Canadian marketplace.

Corporate Services

Corporate Services net loss for the quarter was $62 million compared with a net loss of $44 million in the prior year. Corporate Services adjusted net loss for the quarter was $57 million compared with an adjusted net loss of $85 million in the prior year. Adjusted results exclude acquisition integration costs in both periods, as well as a decrease in the collective allowance in the prior year.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at July 31, 2018. The CET1 Ratio increased from 11.3% in the second quarter, driven by the impact of higher retained earnings, partially offset by higher risk-weighted assets (RWA) from business growth and share repurchases during the quarter.

BMO Financial Group Third Quarter Report 2018 1

Provision for Credit Losses

The total provision for credit losses was $186 million, an increase of $60 million from the prior year. Adjusted provision for credit losses, which excludes a $76 million pre-tax decrease in the collective allowance in the prior year, decreased $16 million. The provision for credit losses on impaired loans of $177 million decreased $25 million from $202 million in the prior year, primarily reflecting lower provisions in U.S. P&C. There was a $9 million provision for credit losses on performing loans in the quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Third Quarter Report 2018

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of July 31, 2018. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2018, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2017, and the MD&A for fiscal 2017.

The 2017 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights			27	Balance Sheet
5	Non-GAAP Measures			27	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			27	Off-Balance Sheet Arrangements
7	Economic Review and Outlook			27	Accounting Policies and Critical Accounting Estimates
8	Foreign Exchange			27	Changes in Accounting Policies
9	Net Income			28	Future Changes in Accounting Policies
9	Revenue			28	Select Financial Instruments
11	Provision for Credit Losses			28	Other Regulatory Developments
11	Impaired Loans			29	Risk Management
12	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				29	Market Risk
12	Non-Interest Expense				31	Liquidity and Funding Risk
12	Income Taxes				34	Credit Rating
13	Capital Management				35	European Exposures
16	Review of Operating Groups’ Performance			37	Interim Consolidated Financial Statements
	16	Personal and Commercial Banking (P&C)			37	Consolidated Statement of Income
		17	Canadian Personal and Commercial Banking (Canadian P&C)		38	Consolidated Statement of Comprehensive Income
		19	U.S. Personal and Commercial Banking (U.S. P&C)		39	Consolidated Balance Sheet
	21	BMO Wealth Management			40	Consolidated Statement of Changes in Equity
	23	BMO Capital Markets			41	Consolidated Statement of Cash Flows
	25	Corporate Services			42	Notes to Consolidated Financial Statements
26	Summary Quarterly Earnings Trends			62	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of July 31, 2018, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2018, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Third Quarter Report 2018 3

Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Summary Income Statement
Net interest income	2,607	2,491	2,533	7,644	7,472
Non-interest revenue	3,213	3,126	2,926	9,471	9,133
Revenue	5,820	5,617	5,459	17,115	16,605
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	269	332	253	962	965
Revenue, net of CCPB	5,551	5,285	5,206	16,153	15,640
Provision for credit losses on impaired loans (1)	177	172	na	523	na
Provision for (recovery of) credit losses on performing loans (1)	9	(12)	na	(36)	na
Total provision for credit losses (1)	186	160	126	487	544
Non-interest expense	3,386	3,562	3,286	10,389	9,955
Provision for income taxes	443	317	407	1,522	1,018
Net income	1,536	1,246	1,387	3,755	4,123
Net income attributable to bank shareholders	1,536	1,246	1,387	3,755	4,121
Adjusted net income	1,565	1,463	1,374	4,450	4,199

Common Share Data ($ except as noted)
Earnings per share	2.31	1.86	2.05	5.59	6.11
Adjusted earnings per share	2.36	2.20	2.03	6.67	6.22
Earnings per share growth (%)	13.0	0.9	9.8	(8.4)	24.7
Adjusted earnings per share growth (%)	16.4	14.6	4.4	7.2	14.8
Dividends declared per share	0.96	0.93	0.90	2.82	2.66
Book value per share	63.31	61.67	59.65	63.31	59.65
Closing share price	103.11	97.51	94.56	103.11	94.56
Number of common shares outstanding (in millions)
End of period	639.9	640.6	648.7	639.9	648.7
Average diluted	642.4	645.6	653.7	645.9	652.5
Total market value of common shares ($ billions)	66.0	62.5	61.3	66.0	61.3
Dividend yield (%)	3.7	3.8	3.8	3.6	3.8
Dividend payout ratio (%)	41.4	49.9	43.8	50.2	43.4
Adjusted dividend payout ratio (%)	40.6	42.2	44.3	42.2	42.6

Financial Measures and Ratios (%)
Return on equity	14.7	12.6	13.4	12.3	13.7
Adjusted return on equity	15.0	14.9	13.3	14.6	13.9
Return on tangible common equity	17.9	15.6	16.5	15.0	16.9
Adjusted return on tangible common equity	18.0	18.0	16.0	17.6	16.8
Net income growth	10.7	(0.1)	11.4	(8.9)	25.5
Adjusted net income growth	13.9	13.0	6.1	6.0	15.8
Revenue growth	6.6	(2.1)	(3.1)	3.1	5.0
Revenue growth, net of CCPB	6.6	5.0	5.3	3.3	9.0
Non-interest expense growth	3.0	8.5	5.9	4.4	2.5
Adjusted non-interest expense growth	3.7	1.5	6.4	2.6	4.8
Efficiency ratio, net of CCPB	61.0	67.4	63.1	64.3	63.6
Adjusted efficiency ratio, net of CCPB	60.3	61.8	62.1	62.1	62.5
Operating leverage, net of CCPB	3.6	(3.5)	(0.6)	(1.1)	6.5
Adjusted operating leverage, net of CCPB	2.9	3.5	(1.1)	0.7	3.6
Net interest margin on average earning assets	1.49	1.52	1.55	1.52	1.54
Effective tax rate	22.4	20.3	22.7	28.8	19.8
Adjusted effective tax rate	22.4	21.2	22.5	21.1	19.9
Total PCL to average net loans and acceptances (annualized)	0.19	0.17	0.14	0.17	0.20
PCL on impaired loans to average net loans and acceptances (annualized)	0.18	0.18	0.22	0.18	0.22

Balance Sheet (as at $ millions, except as noted)
Assets	765,318	743,569	708,617	765,318	708,617
Gross loans and acceptances	395,295	386,933	373,442	395,295	373,442
Net loans and acceptances	393,635	385,286	371,620	393,635	371,620
Deposits	506,916	491,198	469,765	506,916	469,765
Common shareholders’ equity	40,516	39,506	38,694	40,516	38,694
Cash and securities-to-total assets ratio (%)	28.2	28.1	27.8	28.2	27.8

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.2	11.4	11.2
Tier 1 Capital Ratio	12.9	12.9	12.9	12.9	12.9
Total Capital Ratio	14.9	15.0	15.2	14.9	15.2
Leverage Ratio	4.2	4.2	4.4	4.2	4.4

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2997	1.2842	1.2453	1.2997	1.2453
Average Canadian/U.S. dollar	1.3032	1.2858	1.2974	1.2821	1.3223

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

4 BMO Financial Group Third Quarter Report 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance, and providing readers with a better understanding of management’s perspective on our performance. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Reported Results
Revenue	5,820	5,617	5,459	17,115	16,605
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(269)	(332)	(253)	(962)	(965)
Revenue, net of CCPB	5,551	5,285	5,206	16,153	15,640
Total provision for credit losses	(186)	(160)	(126)	(487)	(544)
Non-interest expense	(3,386)	(3,562)	(3,286)	(10,389)	(9,955)
Income before income taxes	1,979	1,563	1,794	5,277	5,141
Provision for income taxes	(443)	(317)	(407)	(1,522)	(1,018)
Net Income	1,536	1,246	1,387	3,755	4,123
EPS ($)	2.31	1.86	2.05	5.59	6.11

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(28)	(29)	(35)	(85)	(115)
Acquisition integration costs (3)	(8)	(4)	(20)	(16)	(63)
Restructuring costs (4)	-	(260)	-	(260)	-
Decrease in the collective allowance for credit losses (6)	-	-	76	-	76
Adjusting items included in reported pre-tax income	(36)	(293)	21	(361)	(102)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(22)	(23)	(28)	(66)	(90)
Acquisition integration costs (3)	(7)	(2)	(13)	(12)	(40)
Restructuring costs (4)	-	(192)	-	(192)	-
U.S. net deferred tax asset revaluation (5)	-	-	-	(425)	-
Decrease in the collective allowance for credit losses (6)	-	-	54	-	54
Adjusting items included in reported net income after tax	(29)	(217)	13	(695)	(76)
Impact on EPS ($)	(0.05)	(0.34)	0.02	(1.08)	(0.11)

Adjusted Results
Revenue	5,820	5,617	5,459	17,115	16,605
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(269)	(332)	(253)	(962)	(965)
Revenue, net of CCPB	5,551	5,285	5,206	16,153	15,640
Total provision for credit losses	(186)	(160)	(202)	(487)	(620)
Non-interest expense	(3,350)	(3,269)	(3,231)	(10,028)	(9,777)
Income before income taxes	2,015	1,856	1,773	5,638	5,243
Provision for income taxes	(450)	(393)	(399)	(1,188)	(1,044)
Net income	1,565	1,463	1,374	4,450	4,199
EPS ($)	2.36	2.20	2.03	6.67	6.22

(1)

Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 16, 17, 19, 21 and 23.
(3)

Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. KGS – Alpha acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.

(4)

In Q2-18, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring costs are included in non-interest expense in Corporate Services.

(5)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Other Regulatory Developments section on page 28.

(6)	In Q3-17, the adjustment to the collective allowance for credit losses was excluded from Corporate Services adjusted provision for (recovery of) credit losses.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Third Quarter Report 2018 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Third Quarter 2018 Report to Shareholders.

6 BMO Financial Group Third Quarter Report 2018

Economic Review and Outlook

Canada’s economy has slowed largely due to higher interest rates and policy measures designed to restrain the housing market and household credit growth. Real GDP is expected to grow 2.0% in 2018 and 1.8% in 2019, down from 3.0% in 2017. This moderate pace is still expected to reduce the unemployment rate to a four-decade low of 5.7% by year-end 2018. Personal consumption growth is expected to slow to 2.0% this year from 3.5% last year in response to rising interest rates and elevated household debt, resulting in industry-wide consumer credit growth easing to 4.2%. Growth in residential mortgages is anticipated to moderate to 4.4% in 2018 in response to higher borrowing costs and stricter mortgage rules. However, the housing market remains active in most regions due to the fastest population growth in a quarter century. Though supported by higher oil prices and rising capacity utilization in the industrial sector, business investment is expected to slow from its current strong pace due to higher interest rates and uncertain North American trade relations, resulting in industry business loan growth decelerating to 6.5% in 2018 from the double-digit rate prevailing in the previous three years. However, exports are expected to improve in response to a low-valued Canadian dollar and strong U.S. demand this year. After raising policy rates a cumulative 100 basis points since July 2017, the Bank of Canada is projected to increase rates an additional 25 basis points later this year. Canada’s economy faces external risks related to the fate of the North American Free Trade Agreement and trade policies. While tariffs by the U.S. government on Canadian steel and aluminum and retaliatory Canadian measures on U.S. goods are expected to have limited effects on the economy, protectionist trade measures currently under consideration by the U.S. government, including on motor vehicles, could have more damaging effects.

The U.S. economy has been strong, benefiting from expansionary fiscal policies, tax reform, supportive financial conditions and robust business spending. Real GDP is expected to grow 2.8% in 2018 and 2.5% in 2019, up from 2.2% in 2017. Robust employment growth should reduce the jobless rate to 3.7% by early next year, the lowest level since 1969. Consumer spending is anticipated to increase 2.5% in 2018 amid lower personal taxes, encouraging industry-wide consumer credit growth of 4.0%. Interest-sensitive housing market activity appears to be peaking, suggesting that residential mortgage growth will downshift slightly to 4.1% this year. Business spending is expected to remain strong, supported by lower corporate taxes and incentives to repatriate foreign earnings, raising business credit demand 6.6% in 2018. Interest rates are projected to continue to increase, with the Federal Reserve likely to raise policy rates a further 50 basis points in the second half of 2018. The main risks to the U.S. economic outlook relate to trade protectionism, geopolitical tensions and the possibility of higher inflation. The imposed tariffs to-date are expected to slow the economy only modestly, but additional protectionist measures could lead to rising joblessness. The 40% increase in oil prices in the past year will exert some upward pressure on inflation and also have a dampening effect on the economy.

Economic growth in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to improve to 1.9% in 2018 and 1.7% in 2019 from 1.4% in 2017 in response to lower federal taxes and increased manufacturing production. However, growth is projected to be below the national rate due to slower population growth and budgetary constraints in Illinois.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2018 7

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were increased relative to the second quarter of 2018 and the third quarter of 2017 by the stronger U.S. dollar. The year-to-date results were decreased relative to the prior year by the weaker U.S. dollar. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2017 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2018		YTD-2018
(Canadian $ in millions, except as noted)	vs Q3-2017	vs Q2-2018	vs YTD-2017
Canadian/U.S. dollar exchange rate (average)
Current period	1.3032	1.3032	1.2821
Prior period	1.2974	1.2858	1.3223

Effects on U.S. segment reported results
Increased (Decreased) net interest income	4	13	(91)
Increased (Decreased) non-interest revenue	4	11	(73)
Increased (Decreased) revenues	8	24	(164)
Decreased (Increased) provision for credit losses	-	(1)	6
Decreased (Increased) expenses	(6)	(18)	119
Decreased (Increased) income taxes	(1)	-	24
Increased (Decreased) reported net income	1	5	(15)
Impact on earnings per share ($)	-	0.01	(0.02)

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	4	13	(91)
Increased (Decreased) non-interest revenue	4	11	(73)
Increased (Decreased) revenues	8	24	(164)
Decreased (Increased) provision for credit losses	-	(1)	6
Decreased (Increased) expenses	(6)	(16)	116
Decreased (Increased) income taxes	-	(1)	9
Increased (Decreased) adjusted net income	2	6	(33)
Impact on adjusted earnings per share ($)	-	0.01	(0.05)

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8 BMO Financial Group Third Quarter Report 2018

Net Income

Q3 2018 vs Q3 2017

Net income was $1,536 million, up $149 million or 11% from the prior year. Adjusted net income was $1,565 million, up $191 million or 14% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods, as well as a $54 million after-tax decrease in the collective allowance in the prior year. EPS of $2.31 was up $0.26 or 13% from the prior year. Adjusted EPS of $2.36 was up $0.33 or 16%.

Results reflect strong growth in U.S. P&C and good performance in Canadian P&C, BMO Capital Markets and Wealth Management, primarily due to higher revenue, and a lower Corporate Services loss.

Q3 2018 vs Q2 2018

Net income increased $290 million or 23% and adjusted net income increased $102 million or 7% from the prior quarter. Adjusted net income excludes the prior quarter restructuring charge of $192 million after-tax, and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS increased $0.45 or 24% and adjusted EPS increased $0.16 or 7%.

Results reflect higher net income in Canadian P&C, BMO Capital Markets and U.S. P&C, primarily driven by higher revenue, including the impact of three more days in the current quarter, while Wealth Management was relatively unchanged and Corporate Services had a lower loss.

Q3 YTD 2018 vs Q3 YTD 2017

Net income for the year-to-date was $3,755 million, down $368 million or 9% from the prior year. Adjusted net income was $4,450 million, up $251 million or 6%, or 7% excluding the impact of the weaker U.S. dollar. EPS was $5.59, down $0.52 or 8%, and adjusted EPS was $6.67, up $0.45 or 7%, or 8% excluding the impact of the weaker U.S. dollar. Adjusted net income excludes the one-time non-cash charge related to a U.S. net deferred tax asset revaluation in the first quarter and the restructuring charge in the second quarter of the current year, the decrease in the collective allowance in the third quarter of the prior year, all of which were recorded in Corporate Services, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The prior year results included a net gain of $133 million attributable to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio.

Net income increased in U.S. P&C and Wealth Management, while BMO Capital Markets results decreased compared with strong performance in the prior year and net income in Canadian P&C was marginally down.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q3 2018 vs Q3 2017

Revenue of $5,820 million increased $361 million or 7% from the prior year, or 6% excluding the impact of the stronger U.S. dollar. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,551 million increased $345 million or 7%, or 6% excluding the impact of the stronger U.S. dollar. Revenue increased across all operating businesses compared with the prior year.

Net interest income of $2,607 million increased $74 million or 3% due to increased loan volumes and higher deposit margins and volumes in the P&C businesses, partially offset by lower net interest income from certain trading businesses. Average earning assets of $692.1 billion increased $45.5 billion or 7% due to loan growth, higher securities borrowed or purchased under resale agreements, higher securities and increased cash resources. BMO’s overall net interest margin decreased 6 basis points, or 4 basis points on an excluding trading basis to 1.86%, primarily driven by lower spreads in BMO Capital Markets mainly due to higher volumes of lower spread assets, partially offset by higher spreads in Canadian P&C.

Net non-interest revenue of $2,944 million increased $271 million or 10%, with increases in most non-interest revenue categories, particularly trading revenue.

Gross insurance revenue increased $26 million from the prior year, due to relatively unchanged long-term interest rates in the current quarter compared with increases in long-term interest rates decreasing the fair value of investments in the prior year, stronger equity markets in the current year and underlying business growth, largely offset by lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities comprise predominantly fixed income investments and some equities. These investments are recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 12. We generally focus on analyzing revenue net of CCPB given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q3 2018 vs Q2 2018

Revenue increased $203 million or 4% from the prior quarter, or 3% excluding the impact of the stronger U.S. dollar. Net revenue increased $266 million or 5%, reflecting business growth and the impact of three more days in the current quarter.

Revenue increased in BMO Capital Markets, U.S. P&C and Canadian P&C, while revenue in Wealth Management was relatively unchanged.

Net interest income of $2,607 million increased $116 million or 5% compared with the prior quarter, or 4% excluding the impact of the stronger U.S. dollar, primarily due to the impact of three more days in the current quarter, increased loan volumes and higher deposit margins and volumes in the P&C businesses. Average earning assets increased $20.4 billion or 3%, largely driven by higher securities borrowed or purchased under resale agreements, loan growth and increased securities. BMO’s overall net interest margin, on an all-in and excluding trading basis, decreased 3 basis points from the prior quarter to 1.86%, driven by lower spreads in BMO Capital Markets, mainly due to higher volumes of lower spread assets.

BMO Financial Group Third Quarter Report 2018 9

Net non-interest revenue increased $150 million or 5%, primarily due to higher trading revenue and underwriting and advisory fees.

Gross insurance revenue decreased $33 million due to lower annuity sales in the current quarter, partially offset by relatively unchanged long-term interest rates in the current quarter compared with increases in long-term interest rates decreasing the fair value of investments in the prior quarter and stronger equity markets in the current quarter. The decrease in insurance revenue was largely offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 12.

Q3 YTD 2018 vs Q3 YTD 2017

Revenue for the year-to-date increased $510 million or 3% to $17,115 million from the prior year. On a net basis, revenue of $16,153 million increased $513 million or 3%, or 4% excluding the impact of the weaker U.S. dollar. Prior year net revenue includes the net gain of $133 million attributable to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio.

Revenue increased in U.S. P&C, Wealth Management and Canadian P&C, with lower revenue in BMO Capital Markets, mainly due to lower trading revenue and investment banking activity.

Net interest income of $7,644 million increased $172 million or 2%, or 4% excluding the impact of the weaker U.S. dollar due to increased loan volumes and higher deposit margins and volumes in the P&C businesses, partially offset by lower net interest income from certain trading businesses. Average earning assets of $673.2 billion increased $25.0 billion or 4%, or $32.5 billion or 5% excluding the impact of the weaker U.S. dollar, due to loan growth, higher securities and increased cash resources. BMO’s overall net interest margin of 1.52% decreased 2 basis points, primarily due to lower net interest income from trading businesses, partially offset by higher spreads in the P&C businesses. Net interest margin on an excluding trading basis improved 3 basis points to 1.89%, driven by higher loan and deposit spreads and deposit volumes in Canadian P&C and higher deposit spreads in U.S. P&C.

Net non-interest revenue of $8,509 million increased $341 million or 4%, or 5% excluding the impact of the weaker U.S. dollar, as increases in most types of non-interest revenue were partially offset by the net gain in the prior year, and lower underwriting and advisory fees and insurance revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 BMO Financial Group Third Quarter Report 2018

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. The provision for credit losses on impaired loans under IFRS 9, is consistent with the specific provision under IAS 39 in prior years. The provision for credit losses on performing loans replaced the collective provision under IAS 39. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. Prior periods have not been restated.

Q3 2018 vs Q3 2017

The total provision for credit losses was $186 million, an increase of $60 million from the prior year. Adjusted provision for credit losses, which excludes a $76 million pre-tax decrease in the collective allowance in the prior year, decreased $16 million. The provision for credit losses on impaired loans of $177 million decreased $25 million from $202 million in the prior year, primarily reflecting lower provisions in U.S. P&C. There was a provision for credit losses on performing loans of $9 million, with the largest driver being an increased weighting of the downside economic scenario due to trade concerns. Performing loan provisions in Canadian P&C and BMO Capital Markets were partially offset by a decrease in the allowance for performing loans in U.S. P&C. Changes in macroeconomic factors contributed to both the increase in Canadian P&C allowance and the decrease in U.S. P&C.

Q3 2018 vs Q2 2018

The total provision for credit losses increased $26 million from the prior quarter. The provision for credit losses on impaired loans increased $5 million. There was a $9 million provision for credit losses on performing loans in the quarter compared with a recovery of credit losses of $12 million in the prior quarter.

Q3 YTD 2018 vs Q3 YTD 2017

The total provision for credit losses was $487 million, a decrease of $57 million from the prior year. Adjusted provision for credit losses decreased $133 million and excludes the decrease in the collective allowance in the prior year. The provision for credit losses on impaired loans decreased $97 million reflecting net recoveries in BMO Capital Markets compared with net provisions in the prior year and lower provisions in other operating groups. There was a $36 million recovery of credit losses on performing loans in the current year.

Adjusted results in this Provision for Credit Losses section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group (1)

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2018
Provision for (recovery of) credit losses on impaired loans (1)	120	54	174	2	3	(2)	177
Provision for (recovery of) credit losses on performing loans (1)	17	(14)	3	2	4	-	9
Total provision for credit losses (1)	137	40	177	4	7	(2)	186

Q2-2018
Provision for (recovery of) credit losses on impaired loans (1)	131	66	197	1	(16)	(10)	172
Provision for (recovery of) credit losses on performing loans (1)	(3)	(12)	(15)	(1)	3	1	(12)
Total provision for credit losses (1)	128	54	182	-	(13)	(9)	160

Q3-2017
Total provision for (recovery of) credit losses (1)	119	77	196	5	(2)	(73)	126

YTD-2018
Provision for (recovery of) credit losses on impaired loans (1)	348	197	545	4	(14)	(12)	523
Provision for (recovery of) credit losses on performing loans (1)	18	(56)	(38)	(1)	3	-	(36)
Total provision for credit losses (1)	366	141	507	3	(11)	(12)	487

YTD-2017
Total provision for (recovery of) credit losses (1)	353	225	578	8	40	(82)	544

			Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017
Total PCL to average net loans and acceptances (annualized)			0.19	0.17	0.14	0.17	0.20
PCL on impaired loans to average net loans and acceptances (annualized)			0.18	0.18	0.22	0.18	0.22

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $2,076 million at the end of the current quarter, down from $2,154 million in the prior year with reductions in both consumer impaired loans and business and government impaired loans. GIL decreased $76 million from $2,152 million in the second quarter of 2018.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $522 million, down from $578 million in the second quarter of 2018 and up from $405 million in the prior year.

BMO Financial Group Third Quarter Report 2018 11

Changes in Gross Impaired Loans (GIL) and Acceptances (1)

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017
GIL, beginning of period	2,152	2,149	2,439	2,220	2,383
Classified as impaired during the period	522	578	405	1,635	1,666
Transferred to not impaired during the period	(151)	(193)	(159)	(520)	(472)
Net repayments	(322)	(271)	(238)	(837)	(833)
Amounts written-off	(140)	(161)	(149)	(424)	(472)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(6)	1	(6)	(1)
Foreign exchange and other movements	15	56	(145)	8	(117)
GIL, end of period	2,076	2,152	2,154	2,076	2,154
GIL to gross loans and acceptances (%)	0.53	0.56	0.58	0.53	0.58

(1)	GIL excludes purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $269 million in the third quarter of 2018, up $16 million from $253 million in the third quarter of 2017 due to relatively unchanged long-term interest rates in the current quarter compared with increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the prior year, the impact of stronger equity markets in the current quarter and underlying business growth, largely offset by the impact of lower annuity sales. CCPB was down $63 million from $332 million in the second quarter of 2018 due to the impact of lower annuity sales in the current quarter, partially offset by relatively unchanged long-term interest rates in the current quarter compared with increases in long-term interest rates decreasing the fair value of policy benefit liabilities in the prior quarter and the impact of stronger equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities and annuity sales were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,386 million increased $100 million or 3% from the third quarter in the prior year. Adjusted non-interest expense of $3,350 million increased $119 million or 4%, with higher technology investments accounting for the majority of the increase. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods.

Reported non-interest expense decreased $176 million or 5% from the second quarter of 2018, mainly due to a restructuring charge of $260 million pre-tax in the prior quarter. Adjusted non-interest expense increased $81 million or 2%, primarily due to the impact of three more days in the current quarter.

Reported operating leverage on a net revenue basis was positive 3.6% year-over-year. Adjusted operating leverage on a net revenue basis was positive 2.9% year-over-year.

The reported efficiency ratio was 58.2% compared with 60.2% in the prior year and was 61.0% on a net revenue basis compared with 63.1% in the prior year. The adjusted efficiency ratio was 57.6% compared with 59.2% in the prior year and was 60.3% on a net revenue basis compared with 62.1% in the prior year.

Reported non-interest expense for the year-to-date increased $434 million or 4% from the prior year. Adjusted non-interest expense increased $251 million or 3%, or 4% excluding the impact of the weaker U.S. dollar.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $443 million increased $36 million from the third quarter of 2017 and increased $126 million from the second quarter of 2018. The effective tax rate for the quarter was 22.4% compared with 22.7% in the prior year and 20.3% in the second quarter of 2018.

The adjusted provision for income taxes of $450 million increased $51 million from the prior year and increased $57 million from the second quarter of 2018. The adjusted effective tax rate was 22.4% in the current quarter compared with 22.5% in the prior year and 21.2% in the second quarter of 2018. The higher adjusted tax rate in the current quarter relative to the second quarter of 2018 was primarily due to changes in earnings mix. The moderate change in the adjusted tax rate in the current quarter relative to the third quarter of 2017 was primarily due to changes in earnings mix, partially offset by the lower tax rate in the United States in the current quarter.

On a taxable equivalent basis (teb), the reported effective tax rate for the quarter was 24.7% compared with 25.3% in the prior year and 23.3% in the second quarter of 2018. On a teb basis, the adjusted effective tax rate for the quarter was 24.7% compared with 25.1% in the prior year and 23.7% in the second quarter of 2018.

For more information on the impact of the U.S. Tax Cuts and Jobs Act, see the Other Regulatory Developments section on page 28.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

12 BMO Financial Group Third Quarter Report 2018

Capital Management

Third Quarter 2018 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.4% at July 31, 2018.

The CET1 Ratio increased from 11.3% at the end of the second quarter driven by the impact of higher retained earnings, partially offset by higher risk-weighted assets (RWA) from business growth and share repurchases during the quarter. The CET1 Ratio was consistent with October 31, 2017, as higher retained earnings and the elimination of the Basel I floor were largely offset by higher RWA and share repurchases. The impact of foreign exchange movements on the CET1 Ratio was largely offset as outlined below.

CET1 Capital at July 31, 2018, was $31.7 billion, up from $30.8 billion at April 30, 2018, mainly due to higher retained earnings and accumulated other comprehensive income, partially offset by share repurchases during the quarter. CET1 Capital was up from $30.6 billion at October 31, 2017, largely driven by the impact of higher retained earnings, partially offset by share repurchases.

RWA were $277.5 billion at July 31, 2018, up from $273.0 billion at April 30, 2018, driven by business growth and the impact of foreign exchange movements, partially offset by changes in book quality. RWA were up from $269.5 billion at October 31, 2017, primarily from business growth, partially offset by the elimination of the Basel I floor.

The bank’s Tier 1 and Total Capital Ratios were 12.9% and 14.9%, respectively, at July 31, 2018, compared with 12.9% and 15.0%, respectively, at April 30, 2018. The Tier 1 Capital Ratio was unchanged as higher CET1 Capital was offset by higher RWA and the preferred share redemptions announced during the quarter. The Total Capital Ratio was lower as higher Total Capital was more than offset by higher RWA. The Tier 1 and Total Capital Ratios were 13.0% and 15.1%, respectively, at October 31, 2017. The July 31, 2018 Tier 1 and Total Capital Ratios were lower compared with October 31, 2017, due to the impact of higher RWA which was partially offset by higher capital.

BMO’s Basel III Leverage Ratio was 4.2% at July 31, 2018, consistent with April 30, 2018. The July 31, 2018 Leverage Ratio was down from 4.4% at October 31, 2017, mainly due to higher leverage exposures driven by business growth.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the third quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In July 2018, the Office of the Superintendent of Financial Institutions (OSFI) issued for consultation a discussion paper on the proposed domestic implementation of the final Basel III reforms, which were published by the Basel Committee on Banking Supervision (BCBS) in December 2017. The discussion paper sets out OSFI’s preliminary views on the scope and timing of the implementation of Basel III reforms in Canada. While the BCBS outlined a five-year transition period for the RWA output floor from 50% in 2022 to 72.5% in 2027, OSFI proposes to set the output floor at 72.5% upon implementation of the reforms in the first quarter of 2022.

In July 2018, OSFI issued for consultation revisions to its Capital Adequacy Requirements (CAR) Guideline for implementation in the first quarter of 2019. The main revisions include the domestic implementation of the standardized approach for counterparty credit risk (SA-CCR) and revised capital requirements for bank exposures to central counterparties, as well as a revised securitization framework. These changes are expected to modestly increase the amount of capital we are required to hold. The revised CAR Guideline also incorporates the changes to the capital floor announced by OSFI in January 2018, which included a shift to the Basel II standardized approach, as well as a reduction of the floor factor to 70% in the second quarter of fiscal 2018, 72.5% in the third quarter and 75% for the fourth quarter onward. In August 2018, OSFI also issued for consultation revisions to the Leverage Requirements Guideline to align with the changes for counterparty credit risk and the securitization framework proposed in the revised CAR Guideline.

In June 2018, OSFI published details on the Domestic Stability Buffer (DSB), expected to be held by Canadian domestic systemically important banks (D-SIBs) against Pillar 2 risks associated with systemic vulnerabilities. The DSB, which is met with CET1 capital, will range between 0-2.5% of a bank’s total RWA and is currently set at 1.5%.

In May 2018, the BCBS finalized its standard on Capital Treatment for Simple, Transparent and Comparable (STC) Short-term Securitizations which sets out additional guidance and requirements for short-term securitizations to apply preferential regulatory capital treatment. Similar to the STC framework for term securitizations, we expect that OSFI will adopt the framework for domestic implementation for the first quarter of 2019.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which will be effective on September 23, 2018. The bail-in regime is consistent with the international standards developed by the Financial Stability Board, but is tailored to the Canadian context. In conjunction with the regulations, OSFI released its final Total Loss Absorbing Capacity (TLAC) guideline for D-SIBs which requires a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio beginning November 1, 2021. On August 21, 2018, OSFI set the minimum TLAC requirements as follows: (1) a minimum risk-based TLAC ratio of 21.5% RWA; and (2) a minimum TLAC Leverage ratio of 6.75%. In addition, D-SIBs will be expected to hold buffers above the minimum TLAC ratios including the DSB (currently 1.5% of total RWA) and any capital add-ons for idiosyncratic Pillar 2 risks. Inclusive of buffers as currently set, D-SIBs’ supervisory target risk-based TLAC ratio is expected to be 23.0% when the minimum requirements come into effect on November 1, 2021. In May 2018, OSFI issued the final TLAC Disclosure Requirements guideline effective for the first quarter of fiscal 2019.

In March 2018, the BCBS issued a consultative document on revisions to the minimum capital requirements for market risk. The consultative document proposed a number of revisions to the market risk standard published in January 2016, including a simplified alternative to the revised standardized approach. The implementation of the revised market risk standard has been extended to January 1, 2022, allowing additional time for banks to develop the systems infrastructure needed to apply the standard and for BCBS to address certain outstanding issues.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 69 to 75, the Liquidity and Funding Risk section on pages 99 to 105 and the Legal and Regulatory Risk section on pages 109 to 111 of BMO’s 2017 Annual Report.

BMO Financial Group Third Quarter Report 2018 13

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline, which is based on the capital standards developed by the BCBS. For more information see the Enterprise-Wide Capital Management section on pages 69 to 75 of BMO’s 2017 Annual Report.

OSFI’s capital requirements are summarized in the following table.

Basel III Capital and Leverage Ratios	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at July 31, 2018
Common Equity Tier 1 Ratio	4.5%	3.5%	1.5%	9.5%	11.4%
Tier 1 Capital Ratio	6.0%	3.5%	1.5%	11.0%	12.9%
Total Capital Ratio	8.0%	3.5%	1.5%	13.0%	14.9%
Leverage Ratio	3.0%	na	na	3.0%	4.2%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffer, which can absorb losses during periods of stress. The Pillar 1 Capital Buffer for BMO includes a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer as prescribed by OSFI (immaterial for the third quarter of 2018). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0-2.5% of total RWA and is currently set at 1.5%. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

Qualifying Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q4-2017
Gross Common Equity (1)	40,516	39,506	40,114
Regulatory adjustments applied to Common Equity	(8,828)	(8,713)	(9,481)
Common Equity Tier 1 Capital (CET1)	31,688	30,793	30,633
Additional Tier 1 Eligible Capital (2)	4,390	4,690	4,690
Regulatory adjustments applied to Tier 1	(353)	(269)	(215)
Additional Tier 1 Capital (AT1)	4,037	4,421	4,475
Tier 1 Capital (T1 = CET1 + AT1)	35,725	35,214	35,108
Tier 2 Eligible Capital (3)	5,849	5,849	5,538
Regulatory adjustments applied to Tier 2	(141)	(122)	(50)
Tier 2 Capital (T2)	5,708	5,727	5,488
Total Capital (TC = T1 + T2)	41,433	40,941	40,596

Risk-weighted assets (4) (5)
CET1 Capital Risk-Weighted Assets	277,506	273,011	269,466
Tier 1 Capital Risk-Weighted Assets	277,681	273,184	269,466
Total Capital Risk-Weighted Assets	277,857	273,357	269,466

Capital Ratios (%)
CET1 Ratio	11.4	11.3	11.4
Tier 1 Capital Ratio	12.9	12.9	13.0
Total Capital Ratio	14.9	15.0	15.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)

Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(3)

Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

(4)

The implementation of the Credit Valuation Adjustment (CVA) was phased in commencing Q1-2014. The applicable scalars to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017; and 80%, 83% and 86%, respectively, in 2018.

(5)

For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline. OSFI revised its capital floor approach effective Q2-2018 at a floor factor of 70% in the second quarter, 72.5% in the third quarter and 75% for the fourth quarter onward.

14 BMO Financial Group Third Quarter Report 2018

Outstanding Shares and Securities Convertible into Common Shares

As at July 31, 2018	Number of shares or dollar amount (in millions)
Common shares	639.9

Class B Preferred shares
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (1)	$1,000
Series I - First Tranche (1)	$1,250
Series I - Second Tranche (1)	$850
3.803% Subordinated Notes (2)	US$1,250

Stock options
Vested	4.5
Non-vested	2.3

(1)

Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche and Second Tranche are outlined in Note 15 to the audited consolidated financial statements on page 171 of BMO’s 2017 Annual Report.

(2)	Details on the 3.803% Subordinated Notes are outlined in Note 6 of the unaudited interim consolidated financial statements.

  Details on share capital are outlined in Note 7 to the unaudited interim consolidated financial statements and

  Note 16 to the audited annual consolidated financial statements on page 172 of BMO’s 2017 Annual Report.

Other Capital Developments

On June 1, 2018, we renewed our normal course issuer bid (“NCIB”) effective for one year. Under this NCIB, we may purchase up to 20 million common shares for cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid. During the quarter, we purchased for cancellation 1 million common shares under the NCIB for a total of 9 million shares year-to-date, and 10 million shares over the last four quarters.

During the quarter, 295,752 common shares were issued through the exercise of stock options.

On June 28, 2018, we announced our intention to redeem all of our 6,267,391 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 (the “Series 16 Shares”) and all of our 5,732,609 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 (the “Series 17 Shares”) on August 25, 2018, at a redemption price of $25.00 per share plus all declared and unpaid dividends. On August 25, 2018, BMO redeemed the Series 16 Shares and Series 17 Shares.

Dividends

On August 28, 2018, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.96 per share, unchanged from the preceding quarter and up $0.06 per share or approximately 7% from the prior year. The dividend is payable on November 27, 2018, to shareholders of record on November 1, 2018. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2018 15

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the third quarter of 2018.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue, provision for credit losses and expense allocations are updated to better align with current experience. Results for prior periods are reclassified to conform to the current presentation.

Effective the first quarter of 2018, the allocation of certain revenue items from Corporate Services to the operating groups was updated to align with underlying business activity. Results for prior periods and related ratios have been reclassified to conform with the current presentation.

In addition, the following reclassifications were made effective the first quarter of 2018. Loan losses related to certain fraud costs have been reclassified from provision for credit losses to other non-interest expenses in Canadian and U.S. P&C. Certain fees have been reclassified from deposit and payment service charges to card fees within non-interest revenue in Canadian P&C. Also, cash collateral balances were reclassified from loans and deposits to other assets and other liabilities in BMO Capital Markets. Results for prior periods and related ratios have been reclassified to conform with the current period’s presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Effective with the adoption of IFRS 9, we allocate the provision for credit losses on performing loans and the related allowance to operating groups. In 2017 and prior years, the collective provision and allowance was held in Corporate Services.

Personal and Commercial Banking (P&C)
(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017
Net interest income (teb)	2,396	2,274	2,229	6,953	6,549
Non-interest revenue	841	802	805	2,476	2,461
Total revenue (teb)	3,237	3,076	3,034	9,429	9,010
Provision for credit losses on impaired loans (1)	174	197	na	545	na
Provision for (recovery of) credit losses on performing loans (1)	3	(15)	na	(38)	na
Total provision for credit losses (1)	177	182	196	507	578
Non-interest expense	1,732	1,658	1,661	5,077	4,924
Income before income taxes	1,328	1,236	1,177	3,845	3,508
Provision for income taxes (teb)	322	298	296	944	864
Reported net income	1,006	938	881	2,901	2,644
Amortization of acquisition-related intangible assets (2)	12	12	12	35	37
Adjusted net income	1,018	950	893	2,936	2,681
Net income growth (%)	14.1	21.8	5.8	9.7	10.3
Adjusted net income growth (%)	13.9	21.3	5.6	9.5	10.0
Revenue growth (%)	6.7	7.0	3.4	4.7	4.7
Non-interest expense growth (%)	4.4	2.4	4.9	3.1	3.0
Adjusted non-interest expense growth (%)	4.5	2.5	5.0	3.2	3.1
Return on equity (%)	18.5	18.2	16.7	18.4	16.5
Adjusted return on equity (%)	18.8	18.5	16.9	18.6	16.8
Operating leverage (%) (teb)	2.3	4.6	(1.5)	1.6	1.7
Adjusted operating leverage (%) (teb)	2.2	4.5	(1.6)	1.5	1.6
Efficiency ratio (%) (teb)	53.5	53.9	54.7	53.9	54.6
Adjusted efficiency ratio (%) (teb)	53.1	53.4	54.2	53.4	54.1
Net interest margin on average earning assets (%) (teb)	2.97	2.97	2.91	2.96	2.88
Average earning assets	319,954	313,568	303,642	313,780	303,617
Average gross loans and acceptances	325,545	318,262	306,193	318,516	305,358
Average net loans and acceptances	323,984	316,712	306,089	317,019	305,213
Average deposits	251,671	248,013	238,998	247,396	239,130

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Before tax amounts of: $15 million in each of Q3-2018 and Q2-2018; $17 million in Q3-2017; $45 million for YTD-2018 and $50 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $1,006 million was up 14% from the prior year. Adjusted net income of $1,018 million was up 14%. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

16 BMO Financial Group Third Quarter Report 2018

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017
Net interest income	1,402	1,338	1,335	4,120	3,892
Non-interest revenue	550	521	521	1,624	1,667
Total revenue	1,952	1,859	1,856	5,744	5,559
Provision for credit losses on impaired loans (1)	120	131	na	348	na
Provision for (recovery of) credit losses on performing loans (1)	17	(3)	na	18	na
Total provision for credit losses (1)	137	128	119	366	353
Non-interest expense	949	936	912	2,851	2,705
Income before income taxes	866	795	825	2,527	2,501
Provision for income taxes	224	205	212	648	614
Reported net income	642	590	613	1,879	1,887
Amortization of acquisition-related intangible assets (2)	-	1	1	1	2
Adjusted net income	642	591	614	1,880	1,889
Personal revenue	1,257	1,214	1,205	3,747	3,491
Commercial revenue	695	645	651	1,997	2,068
Net income growth (%)	4.6	11.0	8.8	(0.5)	16.1
Revenue growth (%)	5.2	7.8	4.5	3.3	7.3
Non-interest expense growth (%)	4.1	5.3	4.5	5.4	3.7
Adjusted non-interest expense growth (%)	4.1	5.4	4.5	5.4	3.7
Operating leverage (%)	1.1	2.5	-	(2.1)	3.6
Adjusted operating leverage (%)	1.1	2.4	-	(2.1)	3.6
Efficiency ratio (%)	48.6	50.4	49.1	49.6	48.7
Net interest margin on average earning assets (%)	2.60	2.59	2.54	2.60	2.51
Average earning assets	213,829	211,840	208,682	212,183	207,041
Average gross loans and acceptances	224,799	222,153	217,065	222,384	214,746
Average net loans and acceptances	223,936	221,296	216,878	221,529	214,573
Average deposits	159,818	158,032	154,102	158,472	151,871

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Before tax amounts of: $nil in Q3-2018; $1 million in each of Q2-2018 and Q3-2017; $1 million for YTD-2018 and $2 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q3 2018 vs Q3 2017

Canadian P&C reported net income of $642 million increased $29 million or 5% and adjusted net income of $642 million increased $28 million or 5% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect revenue growth, partially offset by higher expenses and higher provisions for credit losses.

Revenue of $1,952 million increased $96 million or 5% from the prior year due to higher balances across most products, increased non-interest revenue and higher margins. Net interest margin of 2.60% was up 6 basis points due to higher loan and deposit spreads and higher deposit volumes.

Personal revenue increased $52 million or 4% due to higher non-interest revenue, higher margins and higher balances across most products. Commercial revenue increased $44 million or 7% due to higher balances across most products, increased non-interest revenue and higher margins.

Total provision for credit losses of $137 million increased $18 million from the prior year. The provision for credit losses on impaired loans increased $1 million to $120 million. There was a $17 million provision for credit losses on performing loans in the current quarter. Non-interest expense of $949 million increased $37 million or 4%, reflecting continued investment in the business, primarily related to higher technology investments.

Average gross loans and acceptances of $224.8 billion increased $7.7 billion or 4% from the prior year. Total personal lending balances (excluding retail cards) were unchanged, reflecting reduced participation in the non-proprietary mortgage channels, with proprietary mortgage growth of 3%. Commercial loan balances (excluding corporate cards) grew 11%. Average deposits of $159.8 billion increased $5.7 billion or 4%. Personal deposit balances increased 1%, including growth of 5% in chequing account balances, while commercial deposit balances grew 8%.

Q3 2018 vs Q2 2018

Reported net income increased $52 million or 9% and adjusted net income increased $51 million or 9% from the prior quarter.

Revenue increased $93 million or 5% due to the impact of three more days in the current quarter, increased non-interest revenue and higher balances across most products. Net interest margin of 2.60% was up 1 basis point.

Personal revenue increased $43 million or 4% due to the impact of three more days in the current quarter and higher balances across most products. Commercial revenue increased $50 million or 8% due to higher non-interest revenue, the impact of three more days in the current quarter and higher balances across most products.

Total provision for credit losses increased $9 million. The provision for credit losses on impaired loans decreased $11 million due to lower consumer provisions, partially offset by higher commercial provisions. There was a $17 million provision for credit losses on performing loans in the current quarter compared with a recovery of credit losses of $3 million in the prior quarter. Non-interest expense increased $13 million or 1%, including the impact of three more days in the current quarter.

Average gross loans and acceptances increased $2.6 billion or 1%, while average deposits increased $1.8 billion or 1%.

BMO Financial Group Third Quarter Report 2018 17

Q3 YTD 2018 vs Q3 YTD 2017

Reported net income of $1,879 million decreased $8 million and adjusted net income of $1,880 million decreased $9 million year-to-date.

Revenue increased $185 million or 3%, as increased balances across most products and higher margins were partially offset by lower non-interest revenue. The first quarter of 2018 included an Interac Corporation restructuring gain and the first quarter of 2017 included a $187 million gain on the sale of Moneris US. Net interest margin of 2.60% increased 9 basis points due to higher loan and deposit spreads and higher deposit volumes.

Total provision for credit losses increased $13 million. The provision for credit losses on impaired loans decreased $5 million due to lower commercial provisions, partially offset by higher consumer provisions. There was a $18 million provision for credit losses on performing loans in the current year. Non-interest expense increased $146 million or 5%, reflecting continued investment in the business, including higher technology investments, as well as a legal provision in the current year.

Average gross loans and acceptances increased $7.6 billion or 4%, while average deposits increased $6.6 billion or 4%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 BMO Financial Group Third Quarter Report 2018

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Net interest income (teb)	762	729	689	2,209	2,010
Non-interest revenue	223	218	219	664	601
Total revenue (teb)	985	947	908	2,873	2,611
Provision for credit losses on impaired loans (1)	42	51	na	155	na
Provision for (recovery of) credit losses on performing loans (1)	(11)	(9)	na	(45)	na
Total provision for credit losses (1)	31	42	58	110	169
Non-interest expense	601	562	578	1,736	1,679
Income before income taxes	353	343	272	1,027	763
Provision for income taxes (teb)	74	71	66	229	190
Reported net income	279	272	206	798	573
Amortization of acquisition-related intangible assets (2)	9	8	9	26	27
Adjusted net income	288	280	215	824	600

Net income growth (%)	35.3	52.1	0.1	39.3	(1.8)
Adjusted net income growth (%)	33.8	49.5	(0.1)	37.4	(1.9)
Revenue growth (%)	8.5	10.4	2.2	10.0	1.1
Non-interest expense growth (%)	4.1	3.0	5.8	3.4	2.4
Adjusted non-interest expense growth (%)	4.3	3.2	6.1	3.6	2.6
Operating leverage (%) (teb)	4.4	7.4	(3.6)	6.6	(1.3)
Adjusted operating leverage (%) (teb)	4.2	7.2	(3.9)	6.4	(1.5)
Efficiency ratio (%) (teb)	61.0	59.3	63.6	60.4	64.3
Adjusted efficiency ratio (%) (teb)	59.9	58.1	62.2	59.2	62.9
Net interest margin on average earning assets (%) (teb)	3.71	3.77	3.74	3.73	3.68
Average earning assets	81,428	79,118	73,221	79,217	73,045
Average gross loans and acceptances	77,301	74,747	68,727	74,954	68,536
Average net loans and acceptances	76,765	74,208	68,791	74,454	68,557
Average deposits	70,478	69,982	65,424	69,341	65,984

(Canadian $ equivalent in millions)
Net interest income (teb)	994	936	894	2,833	2,657
Non-interest revenue	291	281	284	852	794
Total revenue (teb)	1,285	1,217	1,178	3,685	3,451
Provision for credit losses on impaired loans (1)	54	66	na	197	na
Provision for (recovery of) credit losses on performing loans (1)	(14)	(12)	na	(56)	na
Total provision for credit losses (1)	40	54	77	141	225
Non-interest expense	783	722	749	2,226	2,219
Income before income taxes	462	441	352	1,318	1,007
Provision for income taxes (teb)	98	93	84	296	250
Reported net income	364	348	268	1,022	757
Adjusted net income	376	359	279	1,056	792

Net income growth (%)	36.0	45.6	(0.4)	35.1	(2.1)
Adjusted net income growth (%)	34.4	43.2	(0.6)	33.3	(2.2)
Revenue growth (%)	9.0	5.9	1.8	6.8	0.8
Non-interest expense growth (%)	4.6	(1.2)	5.4	0.3	2.0
Adjusted non-interest expense growth (%)	4.9	(1.0)	5.6	0.6	2.2
Average earning assets	106,125	101,728	94,960	101,597	96,576
Average gross loans and acceptances	100,746	96,109	89,128	96,132	90,612
Average net loans and acceptances	100,048	95,416	89,211	95,490	90,640
Average deposits	91,853	89,981	84,896	88,924	87,259

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Before tax amounts of: US$11 million in each of Q3-2018 and Q2-2018; US$12 million in Q3-2017; US$34 million for YTD-2018 and US$36 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q3 2018 vs Q3 2017

Reported net income of $364 million increased $96 million or 36% and adjusted net income of $376 million increased $97 million or 34% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $279 million increased $73 million or 35% and adjusted net income of $288 million increased $73 million or 34% from the prior year, due to good revenue growth, the tax reform benefit and lower provision for credit losses, partially offset by higher expenses. The benefit from the tax reform was approximately $29 million to reported net income and $31 million to adjusted net income.

Revenue of $985 million increased $77 million or 9% from the prior year, mainly due to higher deposit revenue and increased commercial loan volumes, net of loan spread compression. Net interest margin decreased 3 basis points to 3.71% due to loans growing faster than deposits, change in business mix, loan spread compression and lower interest recoveries, partially offset by improved deposit revenue driven primarily by higher interest rates.

Total provision for credit losses of $31 million decreased $27 million from the prior year. The provision for credit losses on impaired loans was

BMO Financial Group Third Quarter Report 2018 19

$42 million, a decrease of $16 million due to lower commercial and consumer provisions. There was a $11 million recovery of credit losses on performing loans in the current quarter. Non-interest expense of $601 million increased $23 million or 4% and adjusted non-interest expense of $590 million increased $24 million or 4%, due to the impact of non-recurring items and continued investment in the business, including technology investments.

Average gross loans and acceptances increased $8.6 billion or 12% from the prior year to $77.3 billion, driven by commercial loan growth of 13% and increased personal loan volumes due largely to the purchase of a $2.1 billion mortgage portfolio in the first quarter of 2018.

Average deposits of $70.5 billion increased $5.1 billion or 8% from the prior year with 11% growth in personal and 2% growth in commercial volumes.

Q3 2018 vs Q2 2018

Reported net income increased $16 million or 4% and adjusted net income increased $17 million or 4% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $7 million or 3% and adjusted net income increased $8 million or 3% due to revenue growth and lower provision for credit losses, partially offset by higher expenses.

Revenue increased $38 million or 4%, mainly due to the impact of three more days in the current quarter, higher deposit revenue and increased commercial loan volumes, net of loan spread compression. Net interest margin decreased 6 basis points due to loans growing faster than deposits, continued loan spread compression and lower interest recoveries, partially offset by improved deposit revenue.

Total provision for credit losses decreased $11 million from the prior quarter. The provision for credit losses on impaired loans decreased $9 million due to lower commercial and consumer provisions. There was a $11 million recovery of credit losses on performing loans in the current quarter compared with $9 million in the prior quarter. Non-interest expense and adjusted non-interest expense both increased $39 million or 7%, largely due to the impact of non-recurring items and the impact of three more days in the current quarter.

Average gross loans and acceptances increased $2.6 billion or 3% due to growth in commercial and personal loan volumes. Average deposits increased $0.5 billion or 1% due to 4% growth in personal, partially offset by lower commercial volumes.

Q3 YTD 2018 vs Q3 YTD 2017

Reported net income of $1,022 million increased 35% and adjusted net income of $1,056 million increased 33% compared with the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $798 million increased $225 million or 39% and adjusted net income of $824 million increased $224 million or 37%, primarily due to higher revenue, the tax reform benefit and lower provision for credit losses, partially offset by higher expenses. The benefit from the tax reform was approximately $63 million to reported net income and $66 million to adjusted net income. Prior year results included a $27 million after-tax ($43 million pre-tax) loss on a loan sale.

Revenue of $2,873 million increased $262 million or 10%, mainly due to higher deposit revenue and loan volumes in the current year, and the loss on a loan sale in the prior year, net of loan spread compression. Net interest margin increased 5 basis points to 3.73%, mainly due to higher deposit revenue driven by higher interest rates, net of loans growing faster than deposits, change in business mix and loan spread compression.

Total provision for credit losses decreased $59 million. The provision for credit losses on impaired loans decreased $14 million due to lower consumer provisions, partially offset by higher commercial provisions. There was a $45 million recovery of credit losses on performing loans in the current year. Non-interest expense of $1,736 million increased $57 million or 3% and adjusted non-interest expense of $1,702 million increased $59 million or 4%, primarily due to higher technology investments.

Average gross loans and acceptances increased $6.4 billion or 9% from the prior year to $75.0 billion driven by growth in commercial and personal loan volumes of 10% and 8%, respectively.

Average deposits of $69.3 billion increased $3.4 billion or 5% from the prior year driven by 7% growth in personal volumes and higher commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20 BMO Financial Group Third Quarter Report 2018

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Net interest income	212	204	181	616	528
Non-interest revenue	1,326	1,378	1,262	4,109	4,002
Total revenue	1,538	1,582	1,443	4,725	4,530
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	269	332	253	962	965
Revenue, net of CCPB	1,269	1,250	1,190	3,763	3,565
Provision for credit losses on impaired loans (1)	2	1	na	4	na
Provision for (recovery of) credit losses on performing loans (1)	2	(1)	na	(1)	na
Total provision for (recovery of) credit losses (1)	4	-	5	3	8
Non-interest expense	875	860	833	2,629	2,510
Income before income taxes	390	390	352	1,131	1,047
Provision for income taxes	99	94	83	278	255
Reported net income	291	296	269	853	792
Amortization of acquisition-related intangible assets (2)	10	11	15	31	51
Adjusted net income	301	307	284	884	843

Traditional Wealth businesses reported net income	202	227	192	613	537
Traditional Wealth businesses adjusted net income	212	238	207	644	588
Insurance reported net income	89	69	77	240	255
Net income growth (%)	8.3	16.8	31.3	7.8	60.2
Adjusted net income growth (%)	6.5	11.7	22.6	5.0	47.2
Revenue growth (%)	6.7	(15.4)	(18.8)	4.3	(2.0)
Revenue growth, net of CCPB (%)	6.8	7.6	9.6	5.6	12.9
Non-interest expense growth (%)	5.0	4.5	2.8	4.7	0.3
Adjusted non-interest expense growth (%)	5.7	6.3	4.7	5.8	1.7
Return on equity (%)	18.9	20.4	17.8	19.2	17.4
Adjusted return on equity (%)	19.5	21.1	18.8	19.9	18.5
Operating leverage, net of CCPB (%)	1.8	3.1	6.8	0.9	12.6
Adjusted operating leverage, net of CCPB (%)	1.1	1.3	4.9	(0.2)	11.2
Efficiency ratio, net of CCPB (%)	68.9	68.8	70.0	69.8	70.4
Adjusted efficiency ratio (%)	56.0	53.5	56.5	54.8	54.0
Adjusted efficiency ratio, net of CCPB (%)	67.8	67.7	68.5	68.8	68.7
Assets under management	451,216	439,193	413,210	451,216	413,210
Assets under administration (3)	394,513	386,493	465,213	394,513	465,213
Average earning assets	31,704	30,509	28,444	30,622	27,781
Average gross loans and acceptances	20,736	19,784	18,328	19,862	17,909
Average net loans and acceptances	20,706	19,752	18,323	19,831	17,904
Average deposits	34,327	34,717	33,778	34,347	33,291

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Before tax amounts of: $13 million in each of Q3-2018 and Q2-2018; $17 million in Q3-2017; $39 million for YTD-2018 and $62 million for YTD-2017 are included in non-interest expense.
(3)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q3 2018 vs Q3 2017

Reported net income of $291 million increased $22 million or 8% and adjusted net income of $301 million increased $17 million or 6% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $202 million increased $10 million or 6% and adjusted net income of $212 million increased $5 million or 3% from the prior year, due to growth across our diversified businesses and improved equity markets, partially offset by a legal provision and technology investments. Insurance net income of $89 million increased $12 million or 15% due to business growth and a benefit from more favourable market movements in the current quarter.

Revenue of $1,538 million increased $95 million or 7% from the prior year. Revenue, net of CCPB, was $1,269 million, an increase of $79 million or 7%. Revenue in traditional wealth was $1,124 million, an increase of $67 million or 6%, due to growth from our diversified businesses and improved equity markets, partially offset by the legal provision and the impact of a divestiture of a non-core business in the prior year. Insurance revenue, net of CCPB, of $145 million increased $12 million or 10% from the prior year due to the drivers noted above.

Non-interest expense of $875 million increased $42 million or 5% and adjusted non-interest expense of $862 million increased $46 million or 6%, largely due to higher revenue-based costs and technology investments.

Assets under management increased $38 billion or 9% from the prior year to $451 billion, driven by market appreciation, growth in client assets, and favourable foreign exchange movements. Assets under administration decreased $71 billion or 15% from the prior year to $395 billion, driven by the impact of a divestiture of a non-core business in the prior year, partially offset by market appreciation, favourable foreign exchange movements and growth in new client assets. Year-over-year loans and deposits grew by 13% and 2%, respectively, as we continue to diversify our product mix.

BMO Financial Group Third Quarter Report 2018 21

Q3 2018 vs Q2 2018

Reported net income of $291 million decreased $5 million from the prior quarter and adjusted net income of $301 million decreased $6 million. Traditional wealth reported net income was $202 million compared with $227 million in the prior quarter and adjusted net income was $212 million compared with $238 million in the prior quarter, primarily due to the legal provision, partially offset by the impact of three more days in the current quarter. Insurance net income of $89 million increased $20 million or 27% from the prior quarter, primarily due to favourable market movements in the current quarter compared with unfavourable market movements in the prior quarter.

Revenue, net of CCPB, increased $19 million or 2%. Revenue in traditional wealth decreased $7 million primarily due to the legal provision, partially offset by the impact of three more days in the current quarter. Net insurance revenue increased $26 million or 23%, due to the drivers noted above.

Reported and adjusted non-interest expense both increased $15 million or 2%, primarily due to the impact of three more days in the current quarter.

Assets under management increased $12 billion or 3%, driven by favourable foreign exchange movements and growth in new client assets. Assets under administration increased $8 billion or 2%, mainly due to favourable foreign exchange movements. Quarter-over-quarter loans grew by 5%, while deposits were relatively unchanged.

Q3 YTD 2018 vs Q3 YTD 2017

Reported net income of $853 million increased $61 million or 8% from the prior year and adjusted net income of $884 million increased $41 million or 5%. Traditional wealth reported net income of $613 million increased $76 million or 14% and adjusted net income of $644 million increased $56 million or 10%, due to growth from our diversified businesses and improved equity markets, partially offset by higher expenses. Insurance net income was $240 million compared with $255 million in the prior year, primarily due to higher benefits from market movements in the prior year, partially offset by underlying business growth in the current year.

Revenue, net of CCPB, of $3,763 million increased $198 million or 6%. Revenue in traditional wealth was $3,363 million, an increase of $225 million or 7%, due to growth from our diversified businesses and improved equity markets, partially offset by the impact of a divestiture of a non-core business in the prior year. Net insurance revenue was $400 million compared with $427 million in the prior year, due to the drivers noted above.

Non-interest expense of $2,629 million increased $119 million or 5% and adjusted non-interest expense of $2,590 million increased $142 million or 6%, primarily due to higher revenue-based costs and technology investments, partially offset by the impact of a divestiture of a non-core business in the prior year.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

22 BMO Financial Group Third Quarter Report 2018

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Net interest income (teb)	135	144	219	512	918
Non-interest revenue	968	897	833	2,714	2,536
Total revenue (teb)	1,103	1,041	1,052	3,226	3,454
Provision for (recovery of) credit losses on impaired loans (1)	3	(16)	na	(14)	na
Provision for (recovery of) credit losses on performing loans (1)	4	3	na	3	na
Total provision for (recovery of) credit losses (1)	7	(13)	(2)	(11)	40
Non-interest expense	698	670	691	2,088	2,099
Income before income taxes	398	384	363	1,149	1,315
Provision for income taxes (teb)	97	98	82	291	356
Reported net income	301	286	281	858	959
Acquisition integration costs (2)	2	-	-	2	-
Amortization of acquisition-related intangible assets (3)	-	-	1	-	2
Adjusted net income	303	286	282	860	961

Trading Products revenue	638	622	604	1,910	2,049
Investment and Corporate Banking revenue	465	419	448	1,316	1,405
Net income growth (%)	7.0	(7.9)	(10.1)	(10.6)	13.1
Adjusted net income growth (%)	7.5	(8.0)	(10.0)	(10.5)	13.2
Revenue growth (%)	4.8	(12.3)	(2.2)	(6.6)	9.9
Non-interest expense growth (%)	1.1	(2.3)	11.3	(0.5)	9.7
Adjusted non-interest expense growth (%)	0.8	(2.2)	11.2	(0.5)	9.6
Return on equity (%)	13.2	13.4	13.1	13.1	15.2
Adjusted return on equity (%)	13.3	13.4	13.1	13.1	15.2
Operating leverage (%) (teb)	3.7	(10.0)	(13.5)	(6.1)	0.2
Adjusted operating leverage (%) (teb)	4.0	(10.1)	(13.4)	(6.1)	0.3
Efficiency ratio (%) (teb)	63.3	64.4	65.7	64.7	60.8
Adjusted efficiency ratio (%) (teb)	63.1	64.4	65.6	64.7	60.7
Net interest margin on average earning assets (%) (teb)	0.19	0.22	0.33	0.26	0.46
Average earning assets	276,780	266,948	263,975	267,657	265,141
Average assets	312,369	302,772	304,015	303,526	305,019
Average gross loans and acceptances	46,653	46,489	48,730	46,304	48,684
Average net loans and acceptances	46,590	46,419	48,702	46,237	48,657
Average deposits	139,051	137,266	141,621	136,617	146,426

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 is comprised of specific provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	KGS-Alpha acquisition integration costs before tax amounts of: $2 million in both Q3-2018 and for YTD-2018 are included in non-interest expense.
(3)	Before tax amounts of: $nil in Q3-2018; $1 million in each of Q2-2018 and Q3-2017; $1 million for YTD-2018 and $3 million for YTD-2017 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Q3 2018 vs Q3 2017

Reported net income of $301 million increased $20 million or 7% and adjusted net income of $303 million increased $21 million or 7% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Results reflect stronger revenues across both Trading Products and Investment and Corporate Banking.

Revenue of $1,103 million increased $51 million or 5% from the prior year. Trading Products revenue increased, primarily due to higher trading revenue and securities commissions and fees. Investment and Corporate Banking revenue increased due to growth in underwriting and advisory fees.

Total provision on credit losses was $7 million compared with a net recovery of credit losses of $2 million in the prior year. The provision of credit losses on impaired loans was $3 million compared with a net recovery of $2 million in the prior year. There was a $4 million provision for credit losses on performing loans in the current quarter. Non-interest expense of $698 million increased $7 million or 1% and adjusted non-interest expense of $696 million increased $6 million or 1%.

Q3 2018 vs Q2 2018

Reported net income of $301 million increased $15 million or 5% and adjusted net income of $303 million increased $17 million or 6% from the prior quarter, primarily due to stronger revenues across both Trading Products and Investment and Corporate Banking, partially offset by higher expenses and higher net provisions for credit losses.

Revenue increased $62 million or 6%, or 5% excluding the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased, primarily due to higher underwriting and advisory fees and higher corporate banking-related revenue. Trading Products revenue increased due to higher equities and interest rate trading revenue.

Total provision on credit losses was $7 million compared with a net recovery of credit losses of $13 million in the prior quarter. The provision on credit losses on impaired loans was $3 million compared with a net recovery of $16 million in the prior quarter. There was a $4 million provision for credit losses on performing loans compared with a $3 million provision in the prior quarter. Non-interest expense increased $28 million or 4% and adjusted non-interest expense increased $27 million or 4%, or 3% excluding the impact of the stronger U.S. dollar. Adjusted non-interest expense increased primarily due to the impact of three more days in the current quarter and higher performance-based compensation expenses.

BMO Financial Group Third Quarter Report 2018 23

Q3 YTD 2018 vs Q3 YTD 2017

Reported and adjusted net income decreased $101 million or 11% from the prior year, or 10% excluding the impact of the weaker U.S. dollar. Adjusted net income decreased due to lower revenue, partially offset by net recoveries of credit losses.

Revenue of $3,226 million decreased $228 million or 7%, or 6% excluding the impact of the weaker U.S. dollar. Trading Products revenue decreased due to lower interest rate and equities trading revenue and lower new equity issuances. In Investment and Corporate Banking, revenue decreased, primarily due to lower investment banking activity.

Total net recovery of credit losses was $11 million compared with total net provision of $40 million in the prior year. The net recovery of credit losses on impaired loans was $14 million compared with net provision of $40 million in the prior year. There was a $3 million provision for credit losses on performing loans in the current year. Non-interest expense of $2,088 million and adjusted non-interest expense of $2,085 million both decreased $11 million or 1%.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

24 BMO Financial Group Third Quarter Report 2018

Corporate Services

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q3-2017	YTD-2018	YTD-2017

Net interest income before group teb offset	(74)	(70)	(34)	(191)	(132)
Group teb offset	(62)	(61)	(62)	(246)	(391)
Net interest income (teb)	(136)	(131)	(96)	(437)	(523)
Non-interest revenue	78	49	26	172	134
Total revenue (teb)	(58)	(82)	(70)	(265)	(389)
Provision for (recovery of) credit losses on impaired loans (1)	(2)	(10)	na	(12)	na
Provision for (recovery of) credit losses on performing loans (1)	-	1	na	-	na
Total provision (recovery) of credit losses (1)	(2)	(9)	(73)	(12)	(82)
Non-interest expense	81	374	101	595	422
Loss before income taxes	(137)	(447)	(98)	(848)	(729)
Provision for (recovery of) income taxes (teb)	(75)	(173)	(54)	9	(457)
Reported net loss	(62)	(274)	(44)	(857)	(272)
Acquisition integration costs (2)	5	2	13	10	40
Restructuring costs (3)	-	192	-	192	-
U.S. net deferred tax asset revaluation (4)	-	-	-	425	-
Decrease in the collective allowance for credit losses (5)	-	-	(54)	-	(54)
Adjusted net loss	(57)	(80)	(85)	(230)	(286)

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 includes both specific and collective provisions. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Acquisition integration costs related to the acquired BMO Transportation Finance business are included in non-interest expense.
(3)

In Q2-18, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring costs are included in non-interest expense.

(4)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Other Regulatory Developments section on page 28.

(5)	In Q3-17, the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from Corporate Services adjusted provision for (recovery of) credit losses.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  na – not applicable

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, innovation, human resources and communications, and real estate and procurement. T&O manages, maintains and provides governance over information technology and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (P&C, BMO Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs and restructuring costs, as well as the one-time non-cash charge due to the revaluation of our U.S. net deferred tax asset in the first quarter of 2018.

Q3 2018 vs Q3 2017

Corporate Services net loss for the quarter was $62 million compared with a net loss of $44 million in the prior year. Corporate Services adjusted net loss for the quarter was $57 million compared with an adjusted net loss of $85 million in the prior year. Adjusted results exclude acquisition integration costs in both periods, as well as a decrease in the collective allowance of $54 million after-tax in the prior year. Adjusted results increased mainly due to higher revenue excluding the taxable equivalent basis (teb) adjustment, lower expenses and higher credit recoveries. Results benefited from positive items in the current quarter, none of which were individually significant. Reported results were lower due to the decrease in the collective allowance in the prior year, partially offset by the drivers noted above.

Q3 2018 vs Q2 2018

Corporate Services net loss for the quarter was $62 million compared with a net loss of $274 million in the prior quarter. Corporate Services adjusted net loss was $57 million compared with an adjusted net loss of $80 million in the prior quarter. Adjusted results exclude acquisition integration costs in both periods, as well as a $192 million after-tax restructuring charge in the prior quarter. Adjusted results increased due to lower expenses and higher revenue excluding teb. Results benefited from positive items in the current quarter, none of which were individually significant. Reported results increased due to the restructuring charge in the prior quarter and the drivers noted above.

Q3 YTD 2018 vs Q3 YTD 2017

Corporate Services net loss for the year-to-date was $857 million compared with a net loss of $272 million in the prior year. Corporate Services adjusted net loss was $230 million compared with an adjusted net loss of $286 million in the prior year. Adjusted results exclude a one-time non-cash charge due to a revaluation of our U.S. net deferred tax asset and a restructuring charge in the current year, as well as acquisition integration costs in both periods. The prior year also excludes the decrease in the collective allowance. Adjusted results increased primarily due to lower expenses. Reported results decreased due to the U.S. net deferred tax asset revaluation charge and the restructuring charge in the current year, and the decrease in the collective allowance in the prior year, partially offset by the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2018 25

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Revenue	5,820	5,617	5,678	5,655	5,459	5,741	5,405	5,278
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	269	332	361	573	253	708	4	79
Revenue, net of CCPB	5,551	5,285	5,317	5,082	5,206	5,033	5,401	5,199
Provision for credit losses on impaired loans (1)	177	172	174	na	na	na	na	na
Provision for (recovery of) credit losses on performing loans (1)	9	(12)	(33)	na	na	na	na	na
Total provision for credit losses (1)	186	160	141	202	126	251	167	167
Non-interest expense	3,386	3,562	3,441	3,375	3,286	3,284	3,385	3,330
Income before income taxes	1,979	1,563	1,735	1,505	1,794	1,498	1,849	1,702
Provision for income taxes	443	317	762	278	407	250	361	357
Reported net income (see below)	1,536	1,246	973	1,227	1,387	1,248	1,488	1,345
Acquisition integration costs (2)	7	2	3	15	13	13	14	21
Amortization of acquisition-related intangible assets (3)	22	23	21	26	28	34	28	29
Restructuring costs (4)	-	192	-	41	-	-	-	-
Decrease in the collective allowance for credit losses (5)	-	-	-	-	(54)	-	-	-
U.S. net deferred tax asset revaluation (6)	-	-	425	-	-	-	-	-
Adjusted net income (see below)	1,565	1,463	1,422	1,309	1,374	1,295	1,530	1,395
Basic earnings per share ($)	2.32	1.86	1.43	1.82	2.05	1.85	2.23	2.03
Diluted earnings per share ($)	2.31	1.86	1.43	1.81	2.05	1.84	2.22	2.02
Adjusted diluted earnings per share ($)	2.36	2.20	2.12	1.94	2.03	1.92	2.28	2.10

(1)

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. The total provision for credit losses in the periods prior to the first quarter of 2018 includes both specific and collective provisions. Changes in the provision for credit losses on performing loans under this methodology will not be considered an adjusting item. Refer to the Changes in Accounting Policies section on page 27 for further details.

(2)	Acquisition integration costs before tax are included in non-interest expense.
(3)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(4)

In Q2-18, we recorded a restructuring charge of $260 million pre-tax, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring charge pre-tax amount of $59 million in Q4-17. Restructuring costs are included in non-interest expense in Corporate Services.

(5)	In Q3-17 the adjustment to the collective allowance for credit losses before-tax amount of $76 million was excluded from the Corporate Services adjusted provision for (recovery of) credit losses.
(6)

Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act. For more information see the Other Regulatory Developments section on page 28.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  na – not applicable

BMO’s quarterly earnings trends were reviewed in detail on pages 62 and 63 of BMO’s 2017 Annual Report. Refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the fourth quarter of fiscal 2016 through the third quarter of fiscal 2018.

Earnings Trends

Reported and adjusted results include elevated reinsurance claims in the fourth quarter of 2017, a gain on the sale of Moneris US, net of a loss on a loan sale in the first quarter of 2017, and a gain on sale of an investment in the fourth quarter of 2016.

Reported results reflect restructuring charges in the second quarter of 2018 and the fourth quarter of 2017, the U.S. net deferred tax asset revaluation in the first quarter of 2018, and a decrease in the collective allowance in the third quarter of 2017.

Canadian P&C delivered positive year-over-year net income growth in seven of the last eight quarters, reflecting revenue growth driven by higher balances and non-interest revenue. U.S. P&C growth largely reflects higher deposit revenue, driven by higher interest rates and steadily growing loan and deposit volumes. Wealth Management’s results in 2018 reflect growth in our diversified businesses and improved Canadian and U.S. equity markets. Quarterly insurance results have been subject to variability, resulting primarily from impacts of interest rates, equity markets and reinsurance claims, as well as methodology and actuarial assumption changes. BMO Capital Markets results in the third quarter of 2018 reflect improved performance following the impact of lower underwriting and advisory activity in the first half of the year. Performance in 2017 was good, notwithstanding the impact of tax law changes on certain clients in our equities business. Corporate Services results can vary from quarter to quarter, largely due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9. Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Refer to Note 3 to the unaudited interim consolidated financial statements for an explanation of the provision for credit losses. BMO’s provision for credit losses on impaired loans to average net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. As a result of the forward-looking nature of IFRS 9, we anticipate there will be increased variability in the bank’s provision for credit losses on performing loans.

The higher reported tax rate in the first quarter of 2018 was due to the one-time non-cash tax charge due to a revaluation of our U.S. net deferred tax asset, resulting from the reduction in the U.S. federal tax rate. The effective income tax rate can vary, as it depends on tax law changes, the timing of resolution of certain tax matters, adjustments of prior periods’ income taxes and earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

26 BMO Financial Group Third Quarter Report 2018

Balance Sheet

Total assets of $765.3 billion as at July 31, 2018 increased $55.7 billion from October 31, 2017. The stronger U.S. dollar increased assets by $2.4 billion, excluding the impact on derivative financial assets.

The following discussion excludes the impact of changes in the U.S. dollar. Securities borrowed or purchased under resale agreements increased $26.3 billion, primarily driven by higher client activity in BMO Capital Markets. Net loans increased $16.2 billion, largely driven by an increase of $10.6 billion in business and government loans, mainly due to U.S. and Canadian commercial loan growth and a $3.4 billion increase in residential mortgages, largely due to the purchase of a mortgage portfolio in U.S. P&C. Cash and cash equivalents and interest bearing deposits with banks increased $9.3 billion, primarily due to higher balances held with central banks. Securities increased $3.5 billion, mainly reflecting treasury activities. Customers’ liability under acceptances increased $1.3 billion. All other assets, excluding derivative financial assets, increased $0.8 billion.

Liabilities increased $55.3 billion from October 31, 2017. The stronger U.S. dollar increased liabilities by $2.3 billion, excluding the impact on derivative financial liabilities.

The following discussion excludes the impact of changes in the U.S. dollar. Securities lent or sold under repurchase agreements increased $28.1 billion due to higher client activity in BMO Capital Markets. Deposits increased $25.2 billion, reflecting higher levels of both customer and wholesale deposits, including a $7.6 billion increase in deposits by individuals and a $17.6 billion increase in business and government deposits. Higher business and government deposits are a result of growth in customer balances, as well as treasury funding activities. Customers’ liability under acceptances increased $1.3 billion. Subordinated debt increased $0.6 billion, as a result of a new issuance in the first quarter, partially offset by a redemption in the second quarter. All other liabilities, excluding derivative financial liabilities, increased $1.1 billion.

Derivative financial assets decreased $4.1 billion and derivative financial liabilities decreased $3.3 billion, including the impact of changes in the U.S. dollar. The decline was driven by a decrease in the fair value of foreign exchange, interest rate and equity contracts, partially offset by an increase in the fair value of commodity contracts.

Total equity increased $0.4 billion from October 31, 2017. Retained earnings increased $1.2 billion, as a result of net income earned in the current year, partially offset by dividends and common shares repurchased for cancellation. Common Shares declined $0.1 billion due to common shares repurchased for cancellation, partially offset by shares issued under the Stock Option Plan. Accumulated other comprehensive income decreased $0.7 billion, primarily due to the impact of higher interest rates.

Contractual obligations by year of maturity are outlined in Note 14 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2017, as described in Note 28 to the audited consolidated financial statements on page 198 of BMO’s 2017 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 77 of BMO’s 2017 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended July 31, 2018.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2017 Annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2017 and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 144 to 147 in BMO’s 2017 Annual Report.

Changes in Accounting Policies

Effective November 1, 2017, we prospectively adopted IFRS 9, Financial Instruments (IFRS 9), which addressed impairment, classification and measurement, and hedge accounting.

Impairment

IFRS 9 introduces a new single expected credit loss (ECL) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans was designed to capture only incurred losses, whether or not they have been specifically identified.

BMO Financial Group Third Quarter Report 2018 27

Classification and Measurement

IFRS 9 requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. Equity instruments are measured at fair value through profit and loss unless we elect to measure at fair value through other comprehensive income.

Hedge Accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. Consistent with a policy choice allowed in IFRS 9, we have elected to continue to apply the existing hedge accounting rules.

Note 1 to the unaudited interim consolidated financial statements provides details on the impact of the new standard.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 116 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2017 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure on pages 76 to 77 in our 2017 Annual Report.

Other Regulatory Developments

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the Act) was signed into law in the United States. Consequently, effective January 1, 2018, the U.S. federal corporate tax rate was reduced from 35% to 21%. The tax rate change resulted in a one-time non-cash charge to our net income in the first quarter due to the revaluation of our U.S. net deferred tax asset to the lower tax rate. The charge included estimates for certain income tax effects and may be updated in the future. The lower tax rate will be a benefit on BMO’s U.S. earnings and we will continue to monitor further guidance related to the Act, including the base broadening measures and possible state tax proposals for their possible impact.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 69, the Risks That May Affect Future Results section starting on page 79, the Liquidity and Funding Risk section starting on page 99, and the Legal and Regulatory Risk section starting on page 109 of BMO’s 2017 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

28 BMO Financial Group Third Quarter Report 2018

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 78 to 112 of BMO’s 2017 Annual MD&A.

We face common banking information security risks, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption. BMO has conducted a review of the previously announced cyber incident where fraudsters claimed to be in possession of personal and financial information of a limited number of customers. We are committed to protecting customer information and privacy and have worked directly with impacted customers to protect their accounts. Two related class actions have been filed against BMO on behalf of customers who allege their personal information was disclosed as a result of the cyber incident. BMO’s operational risk management practices, including with respect to cyber security, are outlined on pages 105 to 107 of BMO’s 2017 Annual Report.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 94 to 98 of BMO’s 2017 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at July 31, 2018				As at October 31, 2017

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	41,072	-	41,072	-	32,599	-	32,599	-	Interest rate
Interest bearing deposits with banks	7,637	335	7,302	-	6,490	346	6,144	-	Interest rate
Securities	167,318	88,381	78,937	-	163,198	90,449	72,749	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	101,679	-	101,679	-	75,047	-	75,047	-	Interest rate
Loans (net of allowance for credit losses)	375,761	-	375,761	-	358,507	-	358,507	-	Interest rate, foreign exchange
Derivative instruments	24,810	22,630	2,180	-	28,951	27,359	1,592	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	17,874	-	17,874	-	16,546	-	16,546	-	Interest rate
Other assets	29,167	-	14,232	14,935	28,242	-	12,927	15,315	Interest rate
Total Assets	765,318	111,346	639,037	14,935	709,580	118,154	576,111	15,315

Liabilities Subject to Market Risk
Deposits	506,916	14,358	492,558	-	479,792	13,674	466,118	-	Interest rate, foreign exchange
Derivative instruments	24,480	22,047	2,433	-	27,804	26,122	1,682	-	Interest rate, foreign exchange
Acceptances	17,874	-	17,874	-	16,546	-	16,546	-	Interest rate
Securities sold but not yet purchased	24,409	24,409	-	-	25,163	25,163	-	-
Securities lent or sold under repurchase agreements	83,471	-	83,471	-	55,119	-	55,119	-	Interest rate
Other liabilities	57,794	-	57,680	114	55,773	-	55,415	358	Interest rate
Subordinated debt	5,618	-	5,618	-	5,029	-	5,029	-	Interest rate
Total Liabilities	720,562	60,814	659,634	114	665,226	64,959	599,909	358

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2018 29

Trading and Underwriting Market Risk

The Average Total Trading Value at Risk (VaR) increased $0.7 million from the prior quarter from slightly higher interest rate, commodity and credit risks. The Average Total Trading Stressed VaR also increased quarter-over-quarter primarily from the increases in interest rate and credit risks.

The Average Total Trading VaR increased $2.9 million from the prior year due to higher equity and interest rate risks. The Average Total Trading Stressed VaR increased $6.6 million as a result of a methodology change in 2017, relating to market risk associated with the valuation of uncollateralized derivatives, and increases in interest rate and credit risks.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended July 31, 2018				April 30, 2018	July 31, 2017	YTD-2018	YTD-2017

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average	Average	Average

Commodity VaR	0.8	0.8	1.2	0.5	0.5	0.8	0.6	0.9
Equity VaR	3.3	5.0	6.3	3.3	5.2	3.0	4.6	3.2
Foreign exchange VaR	0.2	0.5	1.7	0.2	0.6	0.9	0.6	0.9
Interest rate VaR	5.8	6.4	7.8	5.1	6.0	4.9	5.9	6.4
Credit VaR	2.1	2.1	2.8	1.7	1.9	2.4	1.9	2.2
Diversification	(6.0)	(6.6)	nm	nm	(6.7)	(6.7)	(6.4)	(7.1)

Total Trading VaR	6.2	8.2	10.8	6.2	7.5	5.3	7.2	6.5

Total Trading SVaR	19.2	27.4	34.2	19.2	23.1	20.8	24.5	20.2

(1)	One-day measure using a 99% confidence interval. Benefits are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and structural economic value benefit to falling interest rates were relatively unchanged over the quarter. Structural earnings benefit to rising interest rates and earnings exposure to falling interest rates increased relative to April 30, 2018, as more net assets are scheduled to reprice over the next 12 months as at July 31, 2018.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	July 31, 2018	April 30, 2018	July 31, 2017	July 31, 2018	April 30, 2018	July 31, 2017

100 basis point increase	(1,111.6)	(1,144.3)	(935.9)	130.4	107.8	86.1
100 basis point decrease	557.9	585.7	267.1	(335.9)	(332.4)	(330.2)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)

For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2018, results in an increase in earnings before tax of $39 million and an increase in economic value before tax of $362 million ($46 million and $371 million, respectively, at April 30, 2018; $58 million and $423 million, respectively, at July 31, 2017). A 100 basis point decrease in interest rates at July 31, 2018, results in a decrease in earnings before tax of $38 million and a decrease in economic value before tax of $448 million ($43 million and $464 million, respectively, at April 30, 2018; $59 million and $515 million, respectively, at July 31, 2017). Insurance earnings are also affected by changes in equity markets. These impacts are not reflected in the table above.

30 BMO Financial Group Third Quarter Report 2018

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $226.7 billion at July 31, 2018, compared with $220.0 billion at April 30, 2018. The increase in unencumbered liquid assets was due to higher cash and security balances and the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, our U.S. bank entity, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. The Asset Encumbrance table on page 32 provides a summary of total encumbered and unencumbered assets.

Liquid Assets

	As at July 31, 2018					As at April 30, 2018

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	41,072	-	41,072	1,377	39,695	34,365
Deposits with other banks	7,637	-	7,637	-	7,637	7,637
Securities and securities borrowed or purchased under resale agreements
Governments / Central banks / Multilateral development banks (4)	163,552	23,287	186,839	113,274	73,565	63,424
NHA mortgage-backed securities and US agency mortgage-backed securities & collateralized mortgage obligations	23,563	346	23,909	5,681	18,228	17,892
Corporate & other debt	22,165	9,719	31,884	5,408	26,476	25,870
Corporate equity	59,717	20,255	79,972	44,573	35,399	44,118

Total securities and securities borrowed or purchased under resale agreements	268,997	53,607	322,604	168,936	153,668	151,304
NHA mortgage-backed securities (reported as loans at amortized cost) (5)	27,779	-	27,779	2,113	25,666	26,695

Total liquid assets	345,485	53,607	399,092	172,426	226,666	220,001

Other eligible assets at central banks (not included above) (6)	66,440	-	66,440	491	65,949	66,141
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	411,925	53,607	465,532	172,917	292,615	286,142

(1)	The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at July 31, 2018.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)

Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)	Includes securities issued or guaranteed by governments, central banks or multilateral developments banks.
(5)

Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(6)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances. In July 2018, the Bank of Canada announced that it was increasing the haircuts applied on non-mortgage loans that could be used to access the Bank of Canada’s Standing Liquidity Facility effective August 2018, reducing the amount of funds the bank could access from the Bank of Canada in a stress environment. The impact of the change will be reflected in the table in the bank’s Q4 financial results. The change does not materially impact the bank.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2018 31

Asset Encumbrance (Canadian $ in millions)

		Encumbered (2)		Net unencumbered
As at July 31, 2018	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	48,709	-	1,377	-	47,332
Securities (5)	350,383	144,257	26,792	10,309	169,025
Loans	347,982	73,564	491	207,978	65,949
Other assets
Derivative instruments	24,810	-	-	24,810	-
Customers’ liability under acceptances	17,874	-	-	17,874	-
Premises and equipment	1,924	-	-	1,924	-
Goodwill	6,275	-	-	6,275	-
Intangible assets	2,207	-	-	2,207	-
Current tax assets	1,647	-	-	1,647	-
Deferred tax assets	2,065	-	-	2,065	-
Other assets	15,049	3,316	-	11,733	-
Total other assets	71,851	3,316	-	68,535	-
Total assets	818,925	221,137	28,660	286,822	282,306

		Encumbered (2)		Net unencumbered
As at April 30, 2018	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	43,559	-	1,557	-	42,002
Securities (5)	341,018	134,937	28,082	10,026	167,973
Loans	339,966	70,848	477	202,500	66,141
Other assets
Derivative instruments	26,588	-	-	26,588	-
Customers’ liability under acceptances	16,385	-	-	16,385	-
Premises and equipment	1,966	-	-	1,966	-
Goodwill	6,263	-	-	6,263	-
Intangible assets	2,190	-	-	2,190	-
Current tax assets	2,108	-	-	2,108	-
Deferred tax assets	2,159	-	-	2,159	-
Other assets	13,389	2,314	-	11,075	-
Total other assets	71,048	2,314	-	68,734	-
Total assets	795,591	208,099	30,116	281,260	276,116

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $10.3 billion as at July 31, 2018, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in the following table. The average daily LCR for the quarter ended July 31, 2018 is 146%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 150% last quarter, due to an increase in net cash outflows partially offset by an increase in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 31.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 99 of BMO’s 2017 Annual Report.

32 BMO Financial Group Third Quarter Report 2018

Liquidity Coverage Ratio

(Canadian $ in billions, except as noted) For the quarter ended July 31, 2018	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	146.9
Cash Outflows
Retail deposits and deposits from small business customers, of which:	167.1	10.3
Stable deposits	91.2	2.7
Less stable deposits	75.9	7.6
Unsecured wholesale funding, of which:	147.3	81.5
Operational deposits (all counterparties) and deposits in networks of cooperative banks	57.6	14.3
Non-operational deposits (all counterparties)	59.5	37.0
Unsecured debt	30.2	30.2
Secured wholesale funding	*	19.5
Additional requirements, of which:	130.2	28.8
Outflows related to derivatives exposures and other collateral requirements	8.4	4.5
Outflows related to loss of funding on debt products	2.4	2.4
Credit and liquidity facilities	119.4	21.9
Other contractual funding obligations	0.8	-
Other contingent funding obligations	380.4	6.6
Total cash outflows	*	146.7
Cash Inflows
Secured lending (e.g. reverse repos)	134.5	21.4
Inflows from fully performing exposures	9.1	5.5
Other cash inflows	18.8	18.8
Total cash inflows	162.4	45.7

		Total adjusted value (4)
Total HQLA		146.9
Total net cash outflows		101.0
Liquidity Coverage Ratio (%) (2)		146

For the quarter ended April 30, 2018		Total adjusted value (4)
Total HQLA		140.2
Total net cash outflows		93.9
Liquidity Coverage Ratio (%)		150

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2018.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $317.8 billion at July 31, 2018, up from $310.0 billion at April 30, 2018. The increase in customer deposits was due to deposit growth and the impact of the stronger U.S. dollar. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $31.3 billion as at July 31, 2018.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $195.8 billion at July 31, 2018, with $62.2 billion sourced as secured funding and $133.6 billion as unsecured funding. Wholesale funding outstanding increased from $184.2 billion at April 30, 2018 primarily due to wholesale funding issuances. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in Note 14 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $226.7 billion as at July 31, 2018, that can be monetized to meet potential funding requirements, as described on page 31.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card, auto and home equity line of credit (HELOC) securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO Financial Group Third Quarter Report 2018 33

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to the funding sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information. BMO does not expect a material impact to its funding plan as a result of Canada’s bail-in regime and TLAC requirements. For more information on Canada’s bail-in regime and TLAC requirements please see Regulatory Developments under Capital Management on page 13.

Wholesale Funding Maturities (Canadian $ in millions) (1)

	As at July 31, 2018								As at April 30, 2018
As at July 31, 2018	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	5,127	98	80	47	5,352	-	9	5,361	5,036
Certificates of deposit and commercial paper	14,926	18,343	15,402	12,106	60,777	1,133	-	61,910	59,240
Bearer deposit notes	1,113	676	139	25	1,953	-	-	1,953	824
Asset-backed commercial paper (ABCP)	1,182	2,213	479	-	3,874	-	-	3,874	4,131
Senior unsecured medium-term notes	1,300	1,510	1,300	4,833	8,943	12,355	33,772	55,070	48,670
Senior unsecured structured notes (2)	-	-	-	-	-	6	3,564	3,570	3,424
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	557	993	973	2,523	2,798	12,642	17,963	17,818
Covered bonds	-	-	2,280	1,520	3,800	3,645	18,134	25,579	25,957
Other asset-backed securitizations (3)	-	77	1,058	47	1,182	1,298	3,152	5,632	5,800
Subordinated debt (4)	-	-	-	-	-	-	5,757	5,757	5,626
Other (5)	-	4,908	-	-	4,908	-	4,239	9,147	7,673
Total	23,648	28,382	21,731	19,551	93,312	21,235	81,269	195,816	184,199
Of which:
Secured	1,182	7,755	4,810	2,540	16,287	7,741	38,167	62,195	61,379
Unsecured	22,466	20,627	16,921	17,011	77,025	13,494	43,102	133,621	122,820
Total (6)	23,648	28,382	21,731	19,551	93,312	21,235	81,269	195,816	184,199

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 14 to the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card and auto securitizations.
(4)

Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

(5)	Refers to FHLB advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $48.8 billion and U.S.-dollar and other foreign-denominated funding of $147.0 billion as at July 31, 2018.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of the bank’s assets. In February 2018, OSFI announced that it will target a revised NSFR implementation date for Canadian deposit-taking institutions of January 2020, given progress made on implementation at the international level.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 159 of BMO’s 2017 Annual Report. The credit ratings assigned to BMO’s senior debt by rating agencies continue to be indicative of high-grade, high-quality issues.

On August 14, 2018, S&P revised upwards its stand-alone credit profile on BMO from ‘a-‘ to ‘a’, reflecting a move up in BMO’s risk position in S&P’s assessment. S&P affirmed its ‘A+/A-1’ long and short-term issuer credit ratings on BMO and its operating subsidiaries, and the outlook remains stable. At the same time, S&P raised its ratings on BMO’s subordinated debt and additional Tier 1 instruments by one notch, reflecting improvements in the entity’s stand-alone creditworthiness.

On July 16, 2018, Moody’s took various rating actions related to Canadian banks, including an upgrade to the ratings for BMO’s senior unsecured debt and junior subordinated bank debt (NVCC). Moody’s also changed the outlook to stable from negative. The rating actions followed the introduction of a bank resolution framework in Canada.

As at July 31, 2018

Rating agency(1)	Short-term debt	Senior long-term debt	Subordinated debt – NVCC	Outlook
Moody’s	P-1	Aa2	Baa1	Stable
S&P(2)	A-1	A+	BBB+	Stable
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	A (low)	Stable

(1)

Canada’s bail-in regime will be effective on September 23, 2018. Bail-in eligible senior debt will be assigned ratings when issued. For more information on Canada’s bail-in regime, see the Capital Management – Regulatory Developments section on page 13.

(2)	On August 14, 2018, S&P upgraded the ratings on BMO’s Subordinated debt (NVCC) to BBB+ from BBB.

34 BMO Financial Group Third Quarter Report 2018

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2018, the bank would be required to provide additional collateral to counterparties totalling $110 million, $528 million and $834 million under a one-notch, two-notch and three-notch downgrade, respectively.

European Exposures

BMO’s European exposures were disclosed and discussed on pages 92 and 93 of BMO’s 2017 Annual Report. Our exposure to European countries, as at July 31, 2018, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)

As at July 31, 2018
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	4	-	-	-	-	-	23	-	23	27

Italy	18	-	-	-	-	3	-	-	3	21

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	129	3	3	-	6	1	-	-	1	136

Total – GIIPS	151	3	3	-	6	4	23	-	27	184

Eurozone (excluding GIIPS)

France	135	147	7	119	273	33	7	15	55	463

Germany	342	20	55	5,061	5,136	19	4	1	24	5,502

Netherlands	359	130	-	-	130	4	41	-	45	534

Other (8)	166	12	2	148	162	1	83	12	96	424

Total – Eurozone (excluding GIIPS)	1,002	309	64	5,328	5,701	57	135	28	220	6,923

Rest of Europe

Norway	295	108	1	-	109	-	2	-	2	406

Sweden	20	170	7	261	438	2	-	-	2	460

Switzerland	249	5	-	-	5	53	9	23	85	339

United Kingdom	1,087	27	692	3,523	4,242	91	179	14	284	5,613

Other (8)	32	199	-	-	199	2	-	3	5	236

Total – Rest of Europe	1,683	509	700	3,784	4,993	148	190	40	378	7,054

Total – All of Europe (9)	2,836	821	767	9,112	10,700	209	348	68	625	14,161

As at April 30, 2018
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	184	1	-	-	1	17	47	-	64	249

Total – Eurozone (excluding GIIPS)	991	318	84	5,539	5,941	120	157	38	315	7,247

Total – Rest of Europe	2,502	686	76	3,494	4,256	246	140	69	455	7,213

Total – All of Europe (9)	3,677	1,005	160	9,033	10,198	383	344	107	834	14,709

As at October 31, 2017
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	151	-	1	-	1	19	46	-	65	217

Total – Eurozone (excluding GIIPS)	1,120	247	133	1,188	1,568	84	85	28	197	2,885

Total – Rest of Europe	2,081	479	77	572	1,128	243	63	13	319	3,528

Total – All of Europe (9)	3,352	726	211	1,760	2,697	346	194	41	581	6,630

  Refer to footnotes in the following table.

BMO Financial Group Third Quarter Report 2018 35

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)

	Lending (2)

	Funded lending as at July 31, 2018			As at July 31, 2018		As at April 30, 2018		As at October 31, 2017

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-	-	-

Ireland (7)	-	4	-	5	4	8	7	103	6

Italy	8	10	-	18	18	1	1	27	27

Portugal	-	-	-	-	-	-	-	-	-

Spain	123	6	-	146	129	192	176	149	118

Total – GIIPS	131	20	-	169	151	201	184	279	151

Eurozone (excluding GIIPS)

France	135	-	-	186	135	167	121	152	107

Germany	187	155	-	415	342	386	310	488	358

Netherlands	111	248	-	468	359	529	397	756	554

Other (8)	101	65	-	287	166	407	163	247	101

Total – Eurozone (excluding GIIPS)	534	468	-	1,356	1,002	1,489	991	1,643	1,120

Rest of Europe

Norway	46	249	-	543	295	515	252	287	153

Sweden	14	6	-	289	20	179	39	195	49

Switzerland	34	215	-	322	249	385	289	156	99

United Kingdom	5	1,082	-	1,748	1,087	2,479	1,899	2,285	1,746

Other (8)	7	25	-	149	32	58	23	66	34

Total – Rest of Europe	106	1,577	-	3,051	1,683	3,616	2,502	2,989	2,081

Total – All of Europe (9)	771	2,065	-	4,576	2,836	5,306	3,677	4,911	3,352

(1)	BMO has the following indirect exposures to Europe as at July 31, 2018:

       –  Collateral of €769 million to support trading activity in securities (€17 million from GIIPS) and €127 million of cash collateral held.

       –  Guarantees of $2.3 billion ($58 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $176 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2018 (*includes a net position of $123 million (bought protection) on a CDS Index, of which 19% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($25 billion for Europe as at July 31, 2018).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $15 million as at July 31, 2018.
(8)

Other Eurozone exposure includes 6 countries with less than $300 million net exposure. Other European exposure is distributed across 5 countries, with no exposure to the Russian Federation as at July 31, 2018.

(9)	Of our total net direct exposure to Europe, approximately 54% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

36 BMO Financial Group Third Quarter Report 2018

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 28, 2018, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, December 3, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2018: $101.54

June 2018: $101.80

July 2018: $104.05

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2019 The next Annual Meeting of Shareholders will be held on Tuesday, April 2, 2019 in Toronto, Ontario.

® Registered trademark of Bank of Montreal

62 BMO Financial Group Third Quarter Report 2018